08042983

perotsystems®

2007 ANNUAL REPORT

Perot Systems is a worldwide provider of information technology services and business solutions. Through its flexible and collaborative approach, Perot Systems integrates expertise from across the company to deliver custom solutions that enable clients to accelerate growth, streamline operations, and create new levels of customer value. Headquartered in Plano, Texas, Perot Systems reported 2007 revenue of $2.6 billion. The company has more than 23,000 associates located in North America, Europe, and Asia. Additional information on Perot Systems is available at www.perotsystems.com.

TABLE OF CONTENTS



"As we approach our 20th anniversary, we continue to earn client trust every day by advancing their goals in new and innovative ways while helping them operate more efficiently."

ROSS PEROT, JR.
Chairman of the Board

"Each associate at Perot Systems continues to play a key role in strengthening our ability to deliver what we promise to our clients."

ROSS PEROT
Founder &
Chairman Emeritus of the Board

"Our culture is one of values, integrity, hard work, and competitive spirit. Our history is one of persistence and accomplishment."

PETER ALTABEF
President & Chief Executive Officer

A MESSAGE FROM OUR CHAIRMAN EMERITUS AND CHAIRMAN OF THE BOARD

To Our Fellow Shareholders:

It is once again a privilege and an honor to address you, the shareholders of Perot Systems Corporation, to report another year of growth and operating achievements. 2007 was a challenging year overall for the global information technology services industry, but it was also a year of accomplishment for Perot Systems. For the second consecutive year, the company earned the #2 ranking on *Fortune* magazine's list of "America's Most Admired Companies" in the category of Information Technology Services. Perot Systems is the only company in the top four IT services companies on that list whose score increased over 2006.

Perot Systems was also recognized during 2007 with numerous other industry awards for outstanding achievement. However, the "most admired" ranking holds special meaning for us because it is the ultimate tribute of client satisfaction and the quality of our associates, who deliver service excellence on a daily basis. Providing measurable value for clients has been an important part of our mission since we formed in 1988.

As always, the people in the Perot Systems family of associates are the primary reasons for our success. As we approach our 20th anniversary, 2007 was a year in which we continued to win new business around the world, expanding our client base to more than 500 accounts in more than 20 countries, and generating $2.6 billion in total revenues. In fact, given the tradition of growth and performance by Perot companies through the years, Perot Systems' growth from startup to $2.6 billion in its first 20 years is especially notable since that is more than double the growth of the first Perot information technology company during its first two decades, even adjusted for inflation. Each associate at Perot Systems played a key role in this accomplishment and continues to strengthen the ability of the company to deliver what we promise to our clients.

2007 was also a year in which Perot Systems solidified our reputation of commitment and loyalty to our clients. We further earned their trust by advancing their goals in new and innovative ways while helping them operate more efficiently.

We know that our continued growth and success would not be possible without the continued support of our investors, and we want to thank each of you for your confidence in Perot Systems. We remain committed to each and every one of our clients, our associates, and you, our valued shareholders. Thank you for being part of the Perot Systems family.

ROSS PEROT
Founder &
Chairman Emeritus of the Board
Perot Systems Corporation

ROSS PEROT, JR.
Chairman of the Board
Perot Systems Corporation

A LETTER FROM OUR PRESIDENT & CEO

To Our Fellow Shareholders:

I am pleased to report that 2007 was an important year of growth, development, and positioning for Perot Systems. We continued to win new clients and expand our business, and further strengthened our expertise in delivering technology solutions to clients around the world. We ended 2007 with a strong financial position, generating $1.8 billion of new contracts and total revenues at a record level of more than $2.6 billion.

Our Healthcare group's work was recognized in the 2007 Black Book of Outsourcing Healthcare Industry survey and earned Perot Systems the #1 overall full-service vendor rating by Hospital & Healthcare Provider clients, as well as the highest overall rating for infrastructure and applications outsourcing. Perot Systems also bolstered its market-leading position in healthcare by adding to our operations in Europe and the Middle East, as well as in North America. The JJWild acquisition advanced our solutions for Community Hospitals. We also expanded our Physicians and Clinical practices business. In addition, Perot Systems continued to expand our support of the Veterans Health Administration through additional contract awards.

Our Government Services group progressed in 2007, as we expanded capabilities through the acquisition of QSS, added key Government Wide Acquisition Contracts (GWACs), and won contracts to help accelerate revenue growth in 2008. Particularly noteworthy was our expansion with the Department of Education, as well as Defense and Homeland Security contracts.

In our Commercial group, we leveraged our technology capabilities to establish a lean engineering operations center, "eOps," introduced by our eServ unit. This capability will open a new market for us as we enable companies across many industries to bring products to market more quickly and efficiently.

We continue to expand and improve our global delivery model by further developing our locations in Mexico, Romania, and the Philippines, while also experiencing continued growth in our India operations. We strengthened our global position at the same time we increased the size of our North American team.

Approximately 70% of our revenue comes from the healthcare industry and government services sectors, and historically these two sectors have been relatively stable in economic slowdowns. Strengthening our capabilities and presence in these areas was an important achievement for Perot Systems in 2007 to position our company for economic opportunities in 2008.

Looking ahead, 2008 marks our 20th anniversary, a milestone that we are proud to celebrate with our shareholders, clients, and associates. We enter 2008 on solid financial footing with strong capabilities to deliver quality solutions to our expanding client base worldwide. Our culture is one of values, integrity, hard work, and competitive spirit. Our history is one of persistence and accomplishment against a high level of challenge, loyalty to our clients beyond reproach, and caring for our people. On behalf of our more than 23,000 associates worldwide, we thank you for your confidence and trust.

PETER ALTABEF
President &
Chief Executive Officer
Perot Systems Corporation

HERE IS A REPRESENTATIVE LIST SHOWING SOME OF THE CLIENTS WHO ENTERED INTO NEW BUSINESS AGREEMENTS WITH PEROT SYSTEMS IN 2007:

- Albany International
- Altivity Packaging
- Alcon, Inc.
- AmeriCredit
- Bankers Life and Casualty Company
- Cartus Corporation
- Catholic Healthcare West
- Cedars-Sinai Health Systems
- Centura Health
- Christ Hospital
- Daughters of Charity Health System
- Denver Health Medical Plan, Inc.
- Directors Guild of America - Producer Pension & Health Plans
- Empyrean Benefit Solutions
- Genworth Financial
- Health Authority Abu Dhabi
- HealthPlan Services
- HIP Health Plan of NY
- Integrated Healthcare Holdings, Inc.
- Jewish Hospital & St. Mary's HealthCare
- Key Safety Systems, Inc.
- Legacy Marketing Group
- MAG Industrial Automation Systems
- MicroTRAK GPS, Inc.
- National Life Group
- Neenah Paper, Inc.
- Oakwood Healthcare
- Old Mutual Financial Network
- OMNOVA Solutions Inc.
- Owens & Minor, Inc.
- Personal Shopper
- Pickaway Health Services, Inc.
- Providence Health & Services
- Saint Luke's Health System
- SEARHC
- St. Joseph Health System
- St. Vincent Hospital
- Stanford Hospitals & Clinics
- Swingvote, Inc.
- Tenet Healthcare Corporation
- Trader Media Group
- UMass Memorial Health Care
- The UNITE Group plc (UK)
- U.S. Air Force
- U.S. Department of Education
- U.S. Department of Homeland Security
- U.S. Department of Veterans Affairs
- U.S. Navy
- Vanguard Car Rental USA Inc.
- Vought Aircraft Industries, Inc.
- YRC Worldwide

PEROT SYSTEMS RECOGNIZED WITH PRESTIGIOUS INDUSTRY AWARDS DURING 2007

Corporate Excellence

Rated "Best Partnership" with Old Mutual Financial Network (OMFN)
Perot Systems and OMFN earned the top award in the 2007 Outsourcing Excellence Awards.

Named #2 in *Fortune* list of "America's Most Admired Companies" for IT Services
Perot Systems was ranked #2 for the second consecutive year, and is the only company in the top four ITS companies whose score increased between 2006 and 2007.

Named to *InformationWeek 500* "Masters of Technology" list
This listing is based on business-technology strategies, initiatives, and priorities.

Rated in Top 10 of *Global Services 100* awards
Ranked sixth Best Performing BPO Provider and fourth Best Performing Managed Services Provider.

Ranked #4 on the Platinum 400 list
For the fourth consecutive year, Perot Systems was named one of "America's 400 Best Companies" by Forbes *for software & services.*

Named "Leader" by a prominent independent research firm
In two Forrester Research, Inc. Wave™ reports, Perot Systems earned the Leader ranking in North American Applications Outsourcing (Vendor Summary, Q1 2007) and Global Infrastructure Outsourcing (Vendor Summary, Q2 2007).

Recognized by Gartner for Outstanding Service Delivery
Perot Systems earned Magic Quadrant Leader for Help Desk and Desktop Management (March 2007) and top MarketScope rating of "Strong Positive" for Data Center Outsourcing, North America (October 2007).

Associate Relations

Earned CARE award
Perot Systems Government Services won the 2007 "Companies as Responsive Employers" (CARE) award presented to employers in Northern Virginia for family-friendly policies and benefits.

Received two prestigious HR Excellence awards in India
The Deccan Herald *newspaper in India recognized Perot Systems as "the most fun place to work" and named Anurag Jain, leader of the Consulting & Applications Group and the Insurance & Business Process Solutions Group, "CEO of the year with a strong HR orientation."*

Industry Expertise

Earned multiple #1 rankings in the 2007 Black Book of Outsourcing Healthcare Industry survey
Perot Systems was rated highest overall full-service vendor by Hospital & Healthcare Provider clients as well as highest vendor in infrastructure and applications outsourcing.

Recognized as #1 Information Systems Contractor
The Modern Healthcare *29th Annual Outsourcing Survey ranked Perot Systems in the top spot for IS.*

Named fifth in *Healthcare Informatics 100*
Healthcare Informatics *named Perot Systems to their top ten listing of healthcare IT companies by revenue for the third consecutive year.*

e-Serv captured top honors in "50 Best Managed Global Outsourcing Vendors"
e-Serv, a Perot Systems company, was ranked as top overall and made the top 10 in three other engineering-related subcategories in the annual survey of the "Best Managed Global Outsourcing Vendors" by The Brown & Wilson Group, authors of The Black Book of Outsourcing.

Named to Top 100 DHS Contractors list
Government Security News *magazine reported Perot Systems as a top Department of Homeland Security contractor for 2007.*

OUR VALUES

We serve our customers *with innovative, responsive solutions to their needs.*

We value our people *by attracting, developing, and recognizing outstanding people, and caring for them and their families.*

We operate with integrity *by treating our customers, people, and suppliers in a fair and honest manner, as we would want to be treated.*

We reward our stockholders *by producing strong financial performance from which everyone benefits.*

We contribute to our community *by using our talents and resources to better the conditions in the diverse communities in which we work.*

BOARD OF DIRECTORS

Ross Perot
Chairman Emeritus of the Board
Perot Systems Corporation
- Member of Executive Committee
- Director since November 1997 (and from April 1988 through August 1994)
- One of Perot Systems' founders; founder and former president of EDS; author of seven books

Ross Perot, Jr.
Chairman of the Board
Perot Systems Corporation
- Member of Executive Committee (Chair)
- Director since June 1988
- One of Perot Systems' founders
- Founder of Hillwood Development
- Also serves on the Board of Trustees and executive committee for St. Mark's School of Texas, member of the Board of Trustees for Southern Methodist University, chairman of the Air Force Memorial Foundation, member of the executive committee of the International Business Leaders Forum, and a director of the East West Institute

Peter Altabef
President & Chief Executive Officer
Perot Systems Corporation
- Member of the Executive Committee
- Director since September 2004
- Also serves as a director of Merit Energy Company, LLC, a member of the Board of Trustees of the Dallas Children's Theater, and a member of the Associate's Board of Children's Medical Center of Dallas

Steven Blasnik
President
Parkcentral Capital Management LP and Hill Air Company LLC
- Member of Executive Committee
- Director since September 1994
- Also serves as a director of iREIT, Inc.

John S.T. Gallagher
Private Investor
- Member of 1) Audit and 2) Nominating and Governance Committees
- Director since May 2001
- Also serves as a director of American Medical Alert Corp., and a member of the Board of Trustees of North Shore–Long Island Jewish Health System
- Former CEO of North Shore–Long Island Jewish Health System, and former director and chief executive of Stony Brook University Hospital

Carl Hahn
Private Investor
- Member of 1) Audit and 2) Human Resources and Compensation (Chair) Committees
- Director since April 1993
- Also serves as director of Global Consumer Acquisition Corporation, and Hawesko AG; former chairman of Volkswagen AG and Saurer Ltd.
- Also serves as a professor of Industrial Strategies at the University of Zwickau, Germany

DeSoto Jordan
Private Investor
- Member of 1) Human Resources and Compensation and 2) Nominating and Governance Committees
- Director since February 2004
- One of Perot Systems' founders; former vice president of EDS and Blue Cross & Blue Shield Association
- Also serves as a director of Argan, Inc.

Thomas Meurer
Senior Vice President
Hunt Consolidated, Inc. and Hunt Oil Company
- Member of 1) Human Resources and Compensation and 2) Nominating and Governance (Chair) Committees
- Director since May 2001
- Former director of the Middle East Institute in Washington, D.C.; former trustee of the Texas Business Hall of Fame Foundation

Cecil H. "C.H." Moore, Jr.
Private Investor
- Member of Audit Committee (Chair)
- Director since October 2003
- Also serves as director of NL Industries, Inc. and Kronos Worldwide, Inc.; former managing partner of the Dallas business unit and an international liaison partner at KPMG LLP

Anthony J. Principi
Senior Vice President
Pfizer, Inc.
- Member of 1) Human Resources and Compensation and 2) Nominating and Governance Committees
- Director since December 2005
- Also serves as chairman of QTC Management, Inc.
- Also serves as a director of Mutual of Omaha Insurance Company
- Former Secretary of the United States Department of Veterans Affairs and chairman of the Defense Base Closure and Realignment Commission

Anuroop "Tony" Singh
Vice Chairman
Max New York Life Insurance Company Ltd.
- Member of 1) Audit and 2) Human Resources and Compensation Committees
- Director since March 2005
- Former CEO and managing director of Max New York Life Insurance Company Ltd.
- Also serves as director of Max Healthcare Institute, MAX India, Ltd., DCB Bank Ltd., SOS Children's Villages of India, Nirvana Corporate Institute Pvt. Ltd., and Society for Integrated Development of Himalayas

PEROT SYSTEMS 2007 FINANCIALS

TABLE OF CONTENTS

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG PEROT SYSTEMS CORPORATION, NYSE MARKET INDEX, AND HEMSCOTT GROUP INDEX



225
200
175
150
125
100
75
50
25
0
2002
2003
2004
2005
2006
2007
PEROT SYSTEMS CORP.
NYSE MARKET INDEX
HEMSCOTT GROUP INDEX

SELECTED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2007, 2006, 2005, 2004, and 2003, have been derived from our Consolidated Financial Statements. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements, which are included herein.

	Year Ended December 31,				
(Dollars in millions, except per share data)	**2007**	2006	2005	2004	2003
Operating Data:					
Revenue	**$ 2,612**	$ 2,298	$ 1,998	$ 1,773	$ 1,461
Direct cost of services	**2,130**	1,905	1,575	1,405	1,194
Gross profit	**482**	393	423	368	267
Selling, general and administrative expenses	**298**	280	249	236	188
Operating income	**184**	113	174	132	79
Interest income (expense), net	**(3)**	5	4	1	3
Equity in loss of unconsolidated affiliates	**–**	–	–	–	(2)
Other income, net	**1**	2	2	2	2
Income before taxes	**182**	120	180	135	82
Provision for income taxes	**67**	39	69	41	30
Income before cumulative effect of changes in accounting principles	**115**	81	111	94	52
Cumulative effect of changes in accounting principles, net of tax(1)	**–**	–	–	–	(50)
Net income	**$ 115**	$ 81	$ 111	$ 94	$ 2
Earnings per share of common stock:					
Basic, Class A:					
Income before cumulative effect of changes in accounting principles	**$ 0.94**	$ 0.67	$ 0.94	$ 0.82	$ 0.47
Cumulative effect of changes in accounting principles, net of tax(1)	**–**	–	–	–	(0.45)
Net income	**$ 0.94**	$ 0.67	$ 0.94	$ 0.82	$ 0.02
Basic, Class B:					
Income before cumulative effect of changes in accounting principles	**$ 0.94**	$ 0.67	$ 0.94	$ 0.82	$ 0.47
Cumulative effect of changes in accounting principles, net of tax(1)	**–**	–	–	–	(0.45)
Net income	**$ 0.94**	$ 0.67	$ 0.94	$ 0.82	$ 0.02
Diluted:					
Income before cumulative effect of changes in accounting principles	**$ 0.92**	$ 0.66	$ 0.91	$ 0.78	$ 0.45
Cumulative effect of changes in accounting principles, net of tax(1)	**–**	–	–	–	(0.43)
Net income	**$ 0.92**	$ 0.66	$ 0.91	$ 0.78	$ 0.02
Diluted, Class B:					
Income before cumulative effect of changes in accounting principles	**$ 0.92**	$ 0.66	$ 0.91	$ 0.78	$ 0.45
Cumulative effect of changes in accounting principles, net of tax(1)	**–**	–	–	–	(0.43)
Net income	**$ 0.92**	$ 0.66	$ 0.91	$ 0.78	$ 0.02
Weighted average number of common shares outstanding (in thousands):					
Basic, Class A	**121,759**	118,686	115,973	111,921	106,942
Basic, Class B	**566**	817	1,907	3,282	3,631
Diluted	**124,650**	122,118	121,867	120,532	115,334
Diluted, Class B	**566**	817	1,965	4,040	5,089
Balance Sheet Data (at Period End):					
Cash and cash equivalents	**$ 187**	$ 250	$ 260	$ 305	$ 124
Total assets	**1,900**	1,581	1,371	1,226	1,011
Long-term debt	**213**	84	77	–	75
Stockholders' equity	**1,243**	1,105	961	862	713
Other Data:					
Capital expenditures	**$ 75**	$ 93	$ 70	$ 33	$ 28

(1) The cumulative effect of changes in accounting principles, net of tax, in 2003 was due to our adoption of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," and Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements, which are included herein.

Overview

Perot Systems Corporation, originally incorporated in the state of Texas in 1988 and reincorporated in the state of Delaware on December 18, 1995, is a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, chosen from a breadth of services, including technology infrastructure services, applications services, business process services, and consulting services.

With this approach, our customers benefit from integrated service offerings that help synchronize their strategy, systems, and infrastructure. As a result, we help our customers achieve their business objectives, whether those objectives are to accelerate growth, streamline operations, or enhance customer service capabilities.

Our Services

Our customers may contract with us for any one or more of the following categories of services:

- Infrastructure services
- Applications services
- Business process services
- Consulting services

Infrastructure Services

Infrastructure services are typically performed under multi-year contracts in which we assume operational responsibility for various aspects of our customers' businesses, including data center and systems management, Web hosting and Internet access, desktop solutions, messaging services, program management, hardware maintenance and monitoring, network management, including VPN services, service desk capabilities, physical security, network security, risk management, and virtualization (the management of leveraged computing environments). We typically hire a significant portion of the customer's staff that supported these functions prior to the transition of services. We then apply our expertise and operating methodologies and utilize technology to increase the efficiency of the operations, which usually results in increased operational quality at a lower cost.

Applications Services

Applications services include services such as application development and maintenance, including the development and maintenance of custom and packaged application software for customers, and application systems migration and testing, which includes the migration of applications from legacy environments to current technologies, as well as performing quality assurance functions on custom applications. We also provide other applications services such as application assessment and evaluation, hardware and architecture consulting, systems integration, and Web-based services.

Business Process Services

Business process services include services such as product engineering, claims processing, life insurance policy administration, call center management, payment and settlement management, security, and services to improve the collection of receivables. In addition, business process services include engineering support and other technical and administrative services that we provide to the U.S. federal government.

Consulting Services

Consulting services include strategy consulting, enterprise consulting, technology consulting, and research. The consulting services provided to customers within our Industry Solutions and Government Services segments typically consist of customized, industry-specific business solutions provided by associates with industry expertise. The consulting services provided within the Consulting and Application Solutions segment primarily relate to the implementation of prepackaged software applications. Consulting services are typically viewed as discretionary services by our customers, with the level of business activity depending on many factors, including economic conditions and specific customer needs.

Our Contracts

Our contracts include services priced using a wide variety of pricing mechanisms. In determining how to price our services, we consider the delivery, credit and pricing risk of a services agreement. For the year ended December 31, 2007:

- Approximately 37% of our revenue was from fixed-price contracts where our customers pay us a set amount for contracted services. For some of these fixed-price contracts, the price will be set so that the customer realizes immediate savings in relation to their current expense for the services we will be performing. On contracts of this nature, our profitability generally increases over the term of the contract as we become more efficient. The time that it takes for us to realize these efficiencies can range from a few months to a few years, depending on the complexity of the services.
- Approximately 28% of our revenue was from time and materials contracts where our billings are based on measurements such as hours, days or months and an agreed upon rate. In some cases, the rate the customer pays for a unit of time can vary over the term of a contract, which may result in the customer realizing immediate savings at the beginning of a contract.
- Approximately 21% of our revenue was from cost plus contracts where our billings are based in part on the amount of expense we incur in providing services to a customer.
- Approximately 14% of our revenue was from per-unit pricing where we bill our customers based on the volumes of units provided at the unit rate specified. In some contracts, the per-unit prices may vary over the term of the contract, which may result in the customer realizing immediate savings at the beginning of a contract.

We also utilize other pricing mechanisms, including license fees and risk/reward relationships where we participate in the benefit associated with delivering a certain outcome. Revenue from these other pricing mechanisms totaled less than 1% of our revenue.

Depending on a customer's business requirements and the pricing structure of the contract, the amount of profit generated from a contract can vary significantly during a contract's term. With fixed- or unit-priced contracts, or when an upfront payment is made to purchase assets or as a sales incentive, an outsourcing services contract will typically produce less profit at the beginning of the contract with significantly more profit being generated as efficiencies are realized later in the term. With a cost plus contract, the amount of profit generated tends to be relatively consistent over the term of the contract.

Our Lines of Business

We offer our services under three primary lines of business: Industry Solutions, Government Services, and Consulting and Applications Solutions. We consider these three lines of business to be reportable segments and include financial information and disclosures about these reportable segments in our consolidated financial statements. You can find this financial information in Note 15, "Segment and Certain Geographic Data," of the Notes to Consolidated Financial Statements included herein. We routinely evaluate the historical performance of and growth prospects for various areas of our business, including our lines of business, delivery groups, and service offerings. Based on a quantitative and qualitative analysis of varying factors, we may increase or decrease the amount of ongoing investment in each of these business areas, make acquisitions that strengthen our market position, or divest, exit, or downsize aspects of a business area.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Overview of Our Financial Results for 2007

Our financial results are affected by a number of factors, including broad economic conditions, the amount and type of technology spending by our customers, and the business strategies and financial condition of our customers and the industries we serve, which could result in increases or decreases in the amount of services that we provide to our customers and the pricing of such services. Our ability to identify and effectively respond to these factors is important to our future financial growth.

We evaluate our consolidated performance on the basis of several performance indicators. The four key performance indicators we use are revenue growth, earnings growth, free cash flow, and the value of contracts signed. We compare these key performance indicators to both annual target amounts established by management and to our performance for prior periods. We establish the targets for these key performance indicators primarily on an annual basis, but we may revise them during the year. We assess our performance using these key indicators on a quarterly and annual basis.

Certain of these performance indicators are extracted from consolidated financial information and are not required by generally accepted accounting principles (GAAP) and are considered "non-GAAP financial measures" as defined by SEC rules. Specifically, we refer to free cash flow. As required by SEC rules, we provide a reconciliation of each non-GAAP financial measure and an explanation why we believe that the presentation of the non-GAAP financial measure provides useful information to investors. Non-GAAP financial measures should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP.

Termination of a Services Agreement

In the fourth quarter of 2007, we received notice from a client that it would end the current services agreement. As a result, we realized contract termination-related revenue and gross profit of approximately $59 million and $46 million, respectively, including a contractually-obligated termination fee of $26 million and recognition of revenue and costs that were previously deferred of $33 million and $13 million, respectively. Prior to this termination, this client was one of our ten largest clients.

Effect of the End of Our Infrastructure Outsourcing Contract with UBS

UBS AG was our largest customer through December 31, 2006. Our infrastructure outsourcing agreement with UBS ended on January 1, 2007. During 2006, our UBS relationship generated $308 million, or 13.4%, of our revenue, which included $265 million of revenue and $58 million of gross profit from our infrastructure outsourcing contract with UBS that ended on January 1, 2007. We continue to provide applications services to UBS, which are provided outside the scope of the infrastructure outsourcing contract that ended on January 1, 2007.

Revenue Growth

Revenue growth is a measure of the growth we generate through sales of services to new customers, retention of existing contracts, acquisitions, and discretionary services from existing customers. Revenue for 2007 grew by 13.7% as compared to 2006. As discussed in more detail below, this revenue growth came primarily from the following:

- Revenue from companies acquired in the first and third quarter of 2007 and revenue from a company acquired in the first quarter of 2006 for which we did not recognize a full year of revenue in 2006.
- An increase in revenue from the expansion of base services and discretionary technology investments by our existing long-term customers.
- Revenue from new contracts signed during 2007 and from new contracts signed in 2006 for which we did not recognize a full year of revenue in 2006.

- Contract termination-related revenue in the fourth quarter of 2007. See "Termination of a Services Agreement" above.

Partially offsetting these increases in revenue was the loss of revenue from our infrastructure outsourcing contract with UBS that ended on January 1, 2007.

Earnings Growth

We measure earnings growth using diluted earnings per share, which is a measure of our effectiveness in delivering profitable growth. Diluted earnings per share for 2007 increased 39.4% to $0.92 per share from $0.66 per share for 2006. This increase came primarily from:

- Additional gross profit on a Healthcare customer of $48 million, or approximately $0.24 per diluted share, of which $46 million is related to the termination of a services agreement, as discussed above in "Termination of a Services Agreement."
- During the third quarter of 2006, we modified an existing contract that included both construction services and non-construction services. The construction services related to a software development and implementation project, which was modified to eliminate the fixed-price development and implementation deliverables in the original contract. Following the contract modification in September 2006, we impaired $44 million of the deferred costs, or approximately $0.22 per diluted share, and recorded this charge to direct cost of services in the consolidated income statements.
- A reduction in incentive compensation of $27 million, or approximately $0.14 per diluted share, which partially reduced the impact on earnings of the expiration of the outsourcing agreement with UBS. We do not expect this reduced level of incentive compensation to continue in future periods.
- Additional operating income of approximately $13 million, or approximately $0.07 per diluted share, due to the acquisition of QSS Group, Inc. (QSS), in the first quarter of 2007.
- During the years ended December 31, 2007 and 2006, we incurred losses of $22 million and $31 million, respectively, on an infrastructure services contract with a Commercial Solutions customer. The decrease in losses in 2007 from this contract resulted in an increase in gross profit of $9 million, or approximately $0.05 per diluted share.
- During the third quarter of 2006, we recorded expense of $6 million, or approximately $0.03 per diluted share, related to cost reduction activities. The expense is attributable to the consolidation and elimination of facilities and products, the combination of units, and severance expense.

These improvements to our earnings were partially offset by:

- Gross profits from our infrastructure outsourcing contract with UBS decreased by $58 million in 2007 as compared to 2006 as a result of the end of the UBS infrastructure outsourcing contract on January 1, 2007. The loss from this contract resulted in a decrease in earnings of approximately $0.30 per diluted share.
- In the fourth quarter of 2007, we recorded expense of $18 million, or approximately $0.09 per diluted share, related to cost reduction activities implemented in the fourth quarter of 2007.
- An increase in our effective tax rate for the year ended December 31, 2007, to 36.8% as compared to an effective tax rate for the year ended December 31, 2006, of 32.5%, resulted in a decrease of approximately $.06 per diluted share on full year 2007 net income, which includes $.02 related to the $62 million increase in income before taxes from 2006 to 2007.
- A change in our net interest income and expense to $3 million of net interest expense for the year ended December 31, 2007, from $5 million net interest income for the year ended December 31, 2006, resulted in a decrease in earnings of $8 million, or approximately $0.04 per diluted share.

Free Cash Flow

We calculate free cash flow as net cash provided by operating activities less purchases of property, equipment and purchased software, as stated in our consolidated statements of cash flows. We use free cash flow as a measure of our ability to generate cash for both our short-term and long-term operating and business expansion needs. We believe this measure provides important supplemental information to investors and allows them to assess our ability to meet our working capital requirements and business expansion needs. Free cash flow for the year ended December 31, 2007, was $43 million as compared to $120 million for the year ended December 31, 2006. Free cash flow, which is a non-GAAP measure, can be reconciled to "Net cash provided by operating activities" as follows (in millions):

	Year Ended December 31	
	2007	2006
Net cash provided by operating activities	$118	$213
Purchases of property, equipment and software	(75)	(93)
Free cash flow	$ 43	$120

See "Liquidity and Capital Resources" below for additional discussion of net cash provided by operations (under "Operating Activities") and additional discussion of our purchases of property, equipment and software (under "Investing Activities").

TCV of Contracts Signed

The amount of "Total Contract Value" (commonly referred to as TCV) that we sell during a twelve-month period is a measure of our success in capturing new business in the various outsourcing and consulting markets in which we provide services and includes contracts with new customers and contracts for new services with existing customers. We measure TCV as our estimate of the total expected revenue from contracts that are expected to generate revenue in excess of a defined amount during a contract term that exceeds a defined length of time.

Various factors may impact the timing of the signing of contracts with customers, including the complexity of the contract, competitive pressures, and customer demands. As a result, we generally measure our success in this area over a twelve-month period because of the significant variations that typically occur in the amount of TCV signed during each quarterly period. During the twelve-month period ended December 31, 2007, the amount of TCV signed was $1.8 billion, as compared to $2.7 billion for the twelve-month period ended December 31, 2006. Included in the $2.7 billion of TCV signed for the twelve-month period ending December 31, 2006, was $1.2 billion relating to the signing of the services agreement that was terminated in October 2007, as discussed in more detail above under "Termination of a Services Agreement."

Additional Measurements

Each of our three primary lines of business has distinct economic factors, business trends, and risks that could affect our results of operations. As a result, in addition to the four metrics discussed above that we use to measure our consolidated financial performance, we use similar metrics for each of these lines of business and for certain industry groups and operating units within these lines of business.

Comparison of 2007 to 2006

Revenue

Revenue for 2007 increased from 2006 across all segments. Below is a summary of our revenue for 2007 as compared to 2006 (in millions):

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 31			
	2007	2006	$ Change	% Change
Industry Solutions	**$1,840**	$1,803	$ 37	2.1%
Government Services	**554**	291	263	90.4%
Consulting and Applications Solutions	**310**	255	55	21.6%
Elimination of intersegment revenue	**(92)**	(51)	(41)	80.4%
Total	**$2,612**	$2,298	$ 314	13.7%

Industry Solutions

The net increase in revenue from the Industry Solutions segment for 2007 as compared to 2006 was primarily attributable to:

- $113 million net increase from existing accounts and short-term project work. This net increase resulted from expanding our base services to existing long-term customers and from providing additional discretionary services to these customers. The discretionary services that we provide, which include short-term project work, can vary from period-to-period depending on many factors, including specific customer and industry needs and economic conditions. This increase was primarily related to contracts in the healthcare industry.
- $84 million net increase from a Healthcare client, which includes $59 million of revenue recognized due to the contract termination, (see "Termination of a Services Agreement" above) and $25 million increase in revenue primarily related to software implementation.
- $64 million increase from new contracts signed during 2007 and from new contracts signed in 2006 for which we did not recognize a full year of revenue in 2006. This increase was composed of $35 million, $26 million, and $3 million from new contracts signed in the Commercial Solutions, Healthcare, and Insurance and Business Process Solutions groups, respectively. The services that we are providing to these new customers are primarily the same services that we provide to the majority of our other long-term outsourcing customers.
- $28 million increase from revenue related to an acquisition within our Healthcare group during the third quarter of 2007.
- $13 million increase from revenue related to an acquisition within our Commercial Solutions group in the first quarter of 2006. The acquired company is a provider of product engineering outsourcing services.

Offsetting these increases was a $265 million decrease in revenue from the expiration of our infrastructure outsourcing contract with UBS on January 1, 2007.

Government Services

The $263 million, or 90.4%, net increase in revenue from the Government Services segment for 2007 as compared 2006 was primarily attributable to the $260 million in revenue from the acquisition of QSS, an information technology services company providing services to the U.S. federal government. Our business with the federal government will fluctuate due to annual federal funding limits and the specific needs of the federal agencies we serve.

Consulting and Applications Solutions

The $55 million, or 21.6% increase in revenue from the Consulting and Applications Solutions segment was due to a $41 million increase in intersegment revenues, primarily attributable to consulting, systems integration, and applications maintenance, and a $14 million increase in direct-to-market revenues, primarily attributable to an increase in the demand for application development and maintenance services from existing customers in the financial services industry. Intersegment revenue relates to the provision of services by the Consulting and Applications Solutions segment to the other segments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Domestic Revenue

Domestic revenue grew by 21.1% in 2007 to $2,294 million from $1,894 million in 2006. The increase was primarily the result of revenue growth within our Industry Solutions segment and our Government Services segment. Domestic revenue growth for our Industry Solutions segment came primarily from the healthcare industry, where we experienced strong growth from existing accounts and short-term project work, and from acquisitions within our Healthcare and Commercial Solutions groups. Offsetting these increases was a decrease in revenue from the expiration of our infrastructure outsourcing contract with UBS on January 1, 2007.

Non-domestic Revenue

Non-domestic revenue, consisting primarily of European and Asian operations, decreased by 21.3% in 2007 to $318 million from $404 million in 2006. Asian operations generated revenue of $119 million in 2007 as compared to $140 million in 2006. This decrease was primarily due to the end of the UBS infrastructure outsourcing contract. The largest components of our European operations are in the United Kingdom and Germany. In the United Kingdom, revenue for 2007 decreased to $110 million from $179 million primarily due to the end of the UBS infrastructure outsourcing contract partially offset by increases in revenue from existing accounts and short-term project work. Revenue in Germany increased to $37 million for 2007 from $32 million for 2006. Revenue in Switzerland, which was primarily from the UBS infrastructure outsourcing contract in 2006, decreased to $2 million for 2007 from $33 million for 2006. The UBS infrastructure outsourcing contract ended January 1, 2007.

Gross Margin

Gross margin, which is calculated as gross profit divided by revenue, for 2007, was 18.5% of revenue, as compared to the gross margin for 2006 of 17.1%. This year-to-year increase in gross margin was primarily due to the following:

- During the third quarter of 2006, we modified an existing contract that included both construction services and non-construction services. The construction services related to a software development and implementation project, which was modified to eliminate the fixed-price development and implementation deliverables in the original contract. Following the contract modification in September 2006, we impaired $44 million of the deferred costs and recorded this charge to direct cost of services in the consolidated income statements.
- $48 million increase in gross profit related to a client of which $46 million is related to the termination of the services agreement, discussed above in "Termination of a Services Agreement."
- $15 million reduction to employee-related expenses, consisting of incentive compensation.

These improvements to our gross margin were partially offset by:

- $58 million decrease in gross profit from the expiration of our infrastructure outsourcing contract with UBS that is reported within the Industry Solutions line of business.
- Reduced gross margin for Government Services primarily attributable to the acquisition of QSS. The gross margins associated with the acquisition are typically lower than those we realize within our consolidated margins because of the cost plus nature of their work. Additionally, lower margins were realized within our Government Services group as a result of contract scope reductions on existing contracts related to federal government budget pressure.
- Reductions to gross margin within Industry Solutions as a result of a renegotiated contract that will not reach full levels of profitability until after 2007 and profit pressures from new contracts signed in the last two years.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2007 increased 6.4% to $298 million from $280 million in 2006. The increase resulted primarily from $23 million in SG&A related to our acquisitions in the first and third quarter of 2007 and $18 million recorded in the fourth quarter of 2007 associated with cost reduction activities. These increases were partially offset by a $12 million decrease in associate incentive compensation in 2007. We do not expect this reduced level of incentive compensation to continue in future periods. Additionally, 2006 included $5 million of expense related to cost reduction activities and an asset impairment.

As a percentage of revenue, SG&A for 2007 was 11.4% of revenue, which was slightly lower than SG&A for 2006 of 12.2% of revenue. The decrease in SG&A as a percentage of revenue was primarily due to the lower SG&A rate on a business acquired in 2007, the decrease in incentive compensation in 2007 mentioned above, the impact of the $59 million of revenue recognized in the fourth quarter of 2007 as a result of the termination of a services agreement, as discussed above in "Termination of a Services Agreement," and the $5 million of expense related to cost reduction activities and an asset impairment recorded in 2006. Partially offsetting these decreases is $18 million of expense recorded in the fourth quarter of 2007 related to cost reduction activities.

Other Income Statement Items
Interest income for 2007 decreased by $2 million as compared to 2006 due primarily to lower average balances of cash and cash equivalents and short-term investments during 2007 as compared to 2006. Interest expense for 2007 increased by $6 million as compared to 2006 due primarily to higher debt.

Our effective income tax rate for the year ended December 31, 2007, was 36.8% as compared to 32.5% for the year ended December 31, 2006. The increase in the effective tax rate is primarily due to additional taxes from the expiration of one of our tax holidays in India and higher state income taxes, primarily as a result of the Texas margin tax, and is partially offset by a $2 million tax benefit from the reduction of a valuation allowance against our deferred tax assets in Europe. Income tax expense for 2006 included a greater benefit related to tax-exempt investment income. The increase in effective tax rate from December 31, 2006 to December 31, 2007 is further explained in Note 14, "Income Taxes."

Comparison of 2006 to 2005

Revenue
Revenue for 2006 increased from 2005 across all segments. Below is a summary of our revenue for 2006 as compared to 2005 (in millions):

	Year Ended December 31			
	2006	2005	$ Change	% Change
Industry Solutions	$1,803	$1,534	$269	17.5%
Government Services	291	272	19	7.0%
Consulting and Applications Solutions	255	236	19	8.1%
Elimination of intersegment revenue	(51)	(44)	(7)	15.9%
Total	$2,298	$1,998	$300	15.0%

Industry Solutions
The net increase in revenue from the Industry Solutions segment for 2006 as compared to 2005 was primarily attributable to:

- $115 million net increase from existing accounts and short-term project work. This net increase resulted from expanding our base services to existing long-term customers and from providing additional discretionary services to these customers. The discretionary services that we provide, which include short-term project work, can vary from period-to-period depending on many factors, including specific customer and industry needs and economic conditions. This increase was primarily related to contracts in the healthcare industry.
- $85 million increase from new contracts signed during 2006 and from new contracts signed in 2005, for which we did not recognize a full year of revenue in 2005. This increase consists primarily of $68 million

and $15 million from new contracts signed in the Healthcare and Commercial Solutions groups, respectively. The services that we are providing to these new customers are primarily the same services that we provide to the majority of our other long-term outsourcing customers.

- $37 million increase from revenue related to an acquisition within our Commercial Solutions group in the first quarter of 2006. The acquired company is a provider of product engineering outsourcing services.
- $32 million increase from revenue related to an acquisition within our Insurance and Business Process Solutions group during the third quarter of 2005, for which we did not recognize a full year of revenue in 2005. The acquired company is a provider of policy administration and business process services to the life insurance and annuity industry.

Government Services

The $19 million, or 7.0%, net increase in revenue from the Government Services segment for 2006 as compared 2005 was primarily attributable to new services provided to the Departments of Education and Energy, revenue from a safety, environmental and engineering services company that we acquired in the third quarter of 2005, for which we did not recognize a full year of revenue in 2005, and project work associated with our support of the Department of Defense. Our business with the federal government will fluctuate due to annual federal funding limits and the specific needs of the federal agencies we serve.

Consulting and Applications Solutions

The $19 million, or 8.1% increase in revenue from the Consulting and Applications Solutions segment was due to a $7 million increase in intersegment revenues, primarily attributable to consulting, systems integration, and applications maintenance, and a $12 million increase in direct-to-market revenues, primarily attributable to an increase in the demand for application development and maintenance services from existing customers in the financial services industry. Intersegment revenue relates to the provision of services by the Consulting and Applications Solutions segment to the other segments.

UBS

Revenue from UBS, our largest customer through December 31, 2006, was $308 million for 2006, or 13.4% of our total revenue. This revenue was reported within the Industry Solutions and Consulting and Applications Solutions lines of business and is summarized in the following table (in millions):

	Year Ended December 31		
	2006	2005	Change
UBS revenue in Industry Solutions	$ 265	$ 262	1.1%
UBS revenue in Consulting and Applications Solutions	43	37	16.2%
Total revenue from UBS	$ 308	$ 299	3.0%

As discussed above under "Effect of the End of Our Outsourcing Contract with UBS," substantially all of the UBS revenue that is reported within the Industry Solutions line of business was earned under the outsourcing agreement with UBS that ended on January 1, 2007.

Domestic Revenue

Domestic revenue grew by 15.4% in 2006 to $1,894 million from $1,641 million in 2005. This increase was primarily the result of revenue growth within the Industry Solutions segment. Domestic revenue growth for our Industry Solutions segment came primarily from the healthcare industry, where we experienced a strong demand, and from the acquisitions within our Commercial Solutions group.

Non-domestic Revenue

Non-domestic revenue, consisting primarily of European and Asian operations, increased by 13.2% in 2006 to $404 million from $357 million in 2005. Asian operations generated revenue of $140 million in 2006 as compared to $125 million in 2005, and this increase was primarily from the Consulting and Applications Solutions operations in India and revenue from the UBS infrastructure outsourcing contract. The largest components of our European operations are in the United Kingdom and Switzerland. In the United Kingdom, revenue for 2006 increased to $179 million from $168 million primarily due to increases in revenue from our Consulting and Applications Solutions segment as well as an increase in revenue from the UBS infrastructure outsourcing contract. Revenue in Switzerland, which was primarily from the UBS infrastructure outsourcing contract, increased to $33 million for 2006 from $31 million for 2005. The UBS infrastructure outsourcing contract ended January 1, 2007.

Gross Margin

Gross margin, which is calculated as gross profit divided by revenue, for 2006, was 17.1% of revenue, as compared to the gross margin for 2005 of 21.2%. This year-to-year decrease in gross margin was primarily due to the following:

- During the third quarter of 2006, we modified an existing contract that included both construction services and non-construction services. The construction services related to a software development and implementation project, which was modified to eliminate the fixed-price development and implementation deliverables in the original contract. Following the contract modification in September 2006, we impaired $44 million of the deferred costs and recorded this charge to direct cost of services in the consolidated income statements.
- $19 million decrease in gross profit from an infrastructure services contract with a Commercial Solutions customer. This decrease was due to a loss of $31 million on this contract that we incurred in 2006 as compared to a loss of $12 million in 2005.
- In the second quarter of 2005, we settled a dispute with a former customer. As a result, we received a $7 million payment and reduced our liabilities by $3 million, both of which were recorded as a reduction to direct cost of services. The dispute related to a contract we exited in 2003.
- An increase in the amount of total associate incentive compensation, net of the amounts reimbursable by our customers, recorded in direct cost of services. In 2006, we recorded $29 million of net expense for associate incentive compensation, of which $10 million was recorded in the fourth quarter of 2006. In 2005, we recorded $26 million of net expense for associate incentive compensation, of which $4 million was recorded in the fourth quarter of 2005.
- During 2006, we recorded $6 million of additional stock compensation expense in direct cost of services as compared to the prior year period as a result of our adoption of FAS 123R.

Partially offsetting these decreases was an increase in profitability related to a customer contract modified in September 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2006 increased 12.4% to $280 million from $249 million in 2005. As a percentage of revenue, SG&A for 2006 was 12.2% of revenue, which was slightly lower than SG&A for 2005 of 12.5% of revenue. The increase in SG&A expenses is primarily due to $12 million of acquisition-related SG&A, $8 million of additional stock compensation expense that was recorded as a result of our adoption of FAS 123R, and $5 million of expense related to cost reduction activities and an asset impairment.

Provision for Income Taxes

Our effective income tax rate for the year ended December 31, 2006, was 32.5% as compared to 38.3% for the year ended December 31, 2005. The tax rate for 2006 was lower than the tax rate for 2005 due to an increased impact from our foreign operations, including the impact of tax holidays, an increase in tax-exempt interest income, and a net reduction of deferred tax asset valuation allowances. In addition, the effective tax rate for 2005 included income tax expense due to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 (the Act) and a net increase in deferred tax asset valuation allowances. The Act created a temporary incentive through December 31, 2005, for U.S. companies to repatriate income earned abroad by providing an 85% dividends received deduction on qualifying foreign dividends. The decrease in the effective tax rate from December 31, 2005, to December 31, 2006, is further explained in Note 14, "Income Taxes."

Liquidity and Capital Resources

At December 31, 2007, we have cash and cash equivalents of $187 million and short-term investments of $23 million. We believe our existing cash and cash equivalents, short-term investments, expected cash flows from operating activities, and the $68 million currently available under the restated and amended revolving credit facility, which is discussed below, will provide us sufficient funds to meet our operating needs for the foreseeable future. During 2007, cash and cash equivalents decreased $63 million as compared to decreases of $10 million and $45 million for 2006 and 2005, respectively. During 2007, short-term investments decreased $110 million, primarily due to our acquisition of QSS.

Operating Activities

Net cash provided by operating activities was $118 million in 2007 as compared to $213 million in 2006 and $150 million in 2005. The primary reasons for the changes in cash provided by operating activities for these three years are as follows:

- Net income was $115 million, $81 million, and $111 million in 2007, 2006, and 2005, respectively. Net income in 2006 includes non-cash asset impairments of $46 million. In addition, depreciation and amortization expense, which are also non-cash expenses, were $104 million, $79 million, and $59 million in 2007, 2006, and 2005, respectively. The increase in depreciation expense in 2007 as compared to 2006 and 2005 was due primarily to amortization of intangibles related to acquired businesses, amortization of deferred contract costs, and depreciation and amortization expense on property, equipment, and purchased software. The increased depreciation and amortization expense from property, equipment, and purchased software is associated primarily with acquisitions, data center migration, and our recent data center expansion. The increased amortization of deferred contract costs is primarily associated with transition services and new contract signings.
- During 2007, 2006 and 2005, cash used due to changes in accounts receivable was $63 million, $49 million and $47 million, respectively. We typically collect our accounts receivable within 59-65 days, and therefore our accounts receivable balance at the end of each period can change based on the amount of revenue for that period and the timing of collection from our customers, which may vary significantly from period to period.
- During 2007, 2006, and 2005, cash provided by changes in accounts payable and accrued liabilities was $4 million, $33 million, and $3 million, respectively. This change is primarily due to the timing of vendor payments.
- During 2007, there was a decrease in deferred revenue received from clients as compared to 2006, due primarily to increased deferred revenue received in 2006 from a client whose services agreement terminated in October 2007 (see "Termination of a Services Agreement"). Deferred revenue received in 2005 was comparable to deferred revenue received in 2007.
- During 2007, we increased our spending on deferred contract costs as we entered into new contracts that require significant start-up costs in order to perform our contractual obligations.
- During 2007, we paid $10 million related to cost reduction activities as compared to $2 million in 2006.

- Incentive compensation paid to associates in 2007, 2006, and 2005 (including payments of annual bonuses relating to the prior year's bonus plan) were $58 million, $72 million, and $70 million, respectively. Included in the bonus amounts that were paid in 2007, 2006, and 2005 were approximately $7 million, $24 million, and $24 million, respectively, of bonus payments that are reimbursable by our customers. The amount of bonuses that we pay each year is based on several factors, including our financial performance and management's discretion.
- During 2007, 2006, and 2005, we made net cash payments for income taxes of $52 million, $50 million, and $31 million, respectively.

Investing Activities

Net cash used in investing activities was $298 million for 2007 as compared to $255 million for 2006 and $168 million for 2005. These changes in cash used in investing activities were primarily attributable to the following:

- During 2007, we purchased $75 million of property, equipment and purchased software as compared to $93 million during 2006 and $70 million during 2005. The increase in 2006 was primarily related to our business expansion needs for data center and office facilities.
- During 2007, we paid $338 million for acquisitions of businesses, including $248 million, net of cash acquired for the acquisition of QSS, $86 million, net of cash acquired for the acquisition of JJ Wild Holdings, Inc. and JJ Wild, Inc., and $4 million of additional consideration for the acquisition of eServ LLC, a provider of product engineering outsourcing services.
- During 2006, we paid $29 million for acquisitions of businesses, including $21 million for the acquisition of eServ, and $8 million as additional consideration related to the acquisition of Technical Management, Inc. and its subsidiaries, including Transaction Applications Group, Inc. (TAG).
- During 2005, we paid $98 million for acquisitions, including $60 million (net of cash received) for the acquisition of TAG, $17 million as additional consideration related to the acquisition of Soza & Company, Ltd., $7 million, (net of cash acquired) for the acquisition of PrSM Corporation, $7 million as additional consideration related to the acquisition of ADI Technology Corporation, and $7 million related to the acquisition of one other company.
- During 2007, we liquidated short-term investments of $110 million, net, as compared to net purchases of $133 million in 2006.

Financing Activities

Net cash provided by financing activities was $109 million for 2007, compared to net cash provided by financing activities of $27 million in 2006 and net cash used in financing activities of $22 million in 2005. During 2007, we borrowed $130 million against our credit facility in connection with our acquisitions of QSS and JJ Wild. During 2007, we purchased $47 million of treasury stock as compared to $18 million and $42 million during 2006 and 2005, respectively. In addition, during 2007, we received lower proceeds from the issuance of common stock as compared to 2006.

We routinely maintain cash balances in certain European and Asian currencies to fund operations in those regions. During 2007, foreign exchange rate fluctuations had a net positive impact on our non-domestic cash balances of $8 million, as the U.S. dollar weakened against the Indian rupee, Euro, Swiss franc, and other currencies. During 2006, foreign exchange rate fluctuations had a net positive impact on our non-domestic cash balances of $5 million, as the U.S. dollar weakened against the British Pound, Euro, Indian rupee, and other currencies. We manage foreign exchange exposures that are likely to significantly impact net income or working capital. At December 31, 2007, we had derivative financial instruments to purchase and sell various currencies in the amount of $171 million, which expire at various times before the end of 2010.

Contractual Obligations and Contingent Commitments

The following table sets forth our significant contractual obligations at December 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flows for the periods indicated (in millions):

	2008	2009-2010	2011-2012	Thereafter	Total
Operating leases	$ 56	$62	$ 27	$ 29	$ 174
Capital leases	4	1	–	–	5
Long-term debt	2	5	207	–	214
Estimated interest expense on long-term debt	10	19	6	–	35
Total	$ 72	$87	$240	$ 29	$ 428

We discuss these contractual obligations in Note 9, "Debt," and Note 16, "Commitments and Contingencies" to the Consolidated Financial Statements, which are included herein. Minimum lease payments related to facilities abandoned as part of our prior years' realigned operating structures are included in the operating lease amounts above.

As discussed in Note 5, "Acquisitions," to the Consolidated Financial Statements, we may be required to make an additional $4 million payment to the sellers of eServ in 2008, depending on eServ's achievement of certain financial targets.

Reserves for Uncertain Tax Positions

As discussed in Note 14, "Income Taxes" of the Notes to the Consolidated Financial Statements, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" as of January 1, 2007. At December 31, 2007, we had gross reserves for uncertain tax positions totaling $17 million, all of which is expected to be paid after one year. We are unable to make a reasonably reliable estimate as to when a cash settlement with a taxing authority will occur.

Credit Facility

We currently have a credit facility with a syndicate of banks that allows us to borrow up to $275 million that expires in August 2011. Borrowings under the credit facility will be either through loans or letter of credit obligations. The credit facility is guaranteed by certain of our domestic subsidiaries. In addition, we have pledged a portion of the stock of several of our non-domestic subsidiaries as security on the facility. Interest on borrowings varies with usage and begins at an alternate base rate, as defined in the credit facility agreement, or the LIBOR rate plus an applicable spread based upon our debt/EBITDA ratio applicable on such date. We are also required to pay a facility fee based upon the unused credit commitment and certain other fees related to letter of credit issuance. The credit facility requires certain financial covenants, including a debt/EBITDA ratio and a minimum interest coverage ratio, each as defined in the credit facility agreement. In March 2005, we borrowed $77 million against the credit facility. Interest on this borrowing is at a variable rate based on 1 month LIBOR and was 5.32% at December 31, 2007.

In January 2007, we borrowed an additional $75 million in connection with our acquisition of QSS Group, Inc. Interest on this borrowing is at a variable rate based on 3 month LIBOR and was 5.48% at December 31, 2007. We entered into an interest rate swap agreement to effectively convert this borrowing into a fixed-rate instrument with an interest rate of 5.28%.

In August 2007, we borrowed an additional $55 million in connection with our acquisition of JJ Wild. Interest on this borrowing is at a variable rate based on 3 month LIBOR and was 5.58% at December 31, 2007. On August 31, 2007, we entered into an interest rate swap agreement to effectively convert this borrowing into a fixed-rate instrument with an interest rate of 5.33%.

We have $68 million currently available under the restated and amended revolving credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is important to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities.

Critical accounting policies are those that reflect significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1, "Nature of Operations and Summary of Significant Accounting Policies," to the Consolidated Financial Statements.

Revenue recognition

We provide services to our customers under contracts that contain various pricing mechanisms and other terms. The fees under these arrangements are generally based on the level of effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed price for contracted services, or on a contracted per-unit price for each unit of service delivered. These services include infrastructure services, applications services, business process services, and consulting services.

Within these four categories of services, our contracts include non-construction service deliverables, including infrastructure services and business process services, and construction service deliverables, such as application development and implementation services.

Accounting for Revenue in Single-Deliverable Arrangements

Revenue for non-construction service deliverables is recognized as the services are delivered in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," which provides that revenue should be recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. Under our policy, persuasive evidence of an arrangement exists when a final understanding between us and our customer exists as to the specific nature and terms of the services that we are going to provide, as documented in the form of a signed agreement between us and the customer.

Revenue for non-construction services priced under fixed-fee arrangements is recognized on a straight-line basis over the longer of the term of the contract or the expected service period, regardless of the amounts that can be billed in each period, unless evidence suggests that the revenue is earned or our obligations are fulfilled in a different pattern. If we are to provide a similar level of non-construction services each period during the term of a contract, we would recognize the revenue on a straight-line basis since our obligations are being fulfilled in a straight-line pattern. If our obligations are being fulfilled in a pattern that is not consistent over the term of a contract, then we would recognize revenue consistent with the proportion of our obligations fulfilled in each period. In determining the proportion of our obligations fulfilled in each period, we consider the nature of the deliverables we are providing to the customer and whether the volumes of those deliverables are easily measured, such as when we provide a contractual number of full time equivalent associate resources. If the amount of our obligations fulfilled in each period is not easily distinguished by reference to the volumes of services provided, then we would recognize revenue on a straight-line basis.

Revenue for construction services that do not include a license to one of our software products is recognized in accordance with the provisions of AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses, and we primarily use hours incurred to date to measure our progress toward completion. This method relies on estimates of total expected hours to complete the construction service, which are compared to hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date. Although we primarily measure our progress toward completion using hours incurred to date, we may measure our progress toward completion using costs incurred to date if the construction services involve a significant amount of non-labor costs. Because these estimates may require significant judgment, depending on the complexity and length of the construction services, the amount of revenue and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of hours or costs required or the scope of work to be performed, or do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenue and profits may be significantly and negatively affected or losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

Revenue for the sale of a license from our software products or the sale of services relating to a software license is recognized in accordance with the provisions of AICPA Statement of Position No. 97-2, "Software Revenue Recognition." In general, SOP 97-2 addresses the separation and the timing of revenue recognition for software and software-related services, such as implementation and maintenance services. SOP 97-2 also requires the application of the percentage-of-completion method as described in SOP 81-1 for those software arrangements that require significant production, modification, or customization of the software. As a result, the accounting for revenue related to software arrangements includes many of the estimates and significant judgments discussed above.

Revenue for services priced under time and materials contracts and unit-priced contracts is recognized as the services are provided at the contractual unit price.

Accounting for Revenue in Multiple-Deliverable Arrangements

For those arrangements that include multiple deliverables, we first determine whether each service, or deliverable, meets the separation criteria of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a separate "unit of accounting." We allocate the total arrangement consideration to each unit of accounting based on the relative fair value of each unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

After the arrangement consideration has been allocated to each unit of accounting, we apply the appropriate revenue recognition method for each unit of accounting as described previously based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the most appropriate revenue recognition method is applied.

In arrangements for both non-construction and construction services, we may bill the customer prior to performing services, which would require us to record deferred revenue. In other arrangements, we may perform services prior to billing the customer, which could require us to record unbilled receivables or to defer the costs associated with either the non-construction or construction services, depending on the terms of the arrangement and the application of the revenue separation criteria of EITF 00-21.

In certain arrangements we may pay consideration to the customer at the beginning of a contract as an incentive, which is most commonly in the form of cash. This consideration is recorded in other non-current assets on the consolidated balance sheets and is amortized as a reduction to revenue over the term of the related contract.

As a result of our adoption of EITF 00-21 in 2003, we recognized revenue of approximately $7 million, $5 million, and $3 million during the years ended December 31, 2007, 2006, and 2005, respectively, that was recognized prior to 2003 under our accounting for revenue prior to the adoption of EITF 00-21 and was also included in the cumulative effect of a change in accounting principle, which we recorded in the first quarter of 2003.

Contract costs

Costs to deliver services are expensed as incurred, with the exception of setup costs and the cost of certain construction and non-construction services for which the related revenue must be deferred under EITF 00-21 or other accounting literature. We defer and subsequently amortize certain setup costs related to activities that enable us to provide the contracted services to customers. Deferred contract setup costs may include costs incurred during the setup phase of a customer arrangement relating to data center migration, implementation of certain operational processes, employee transition, and relocation of key personnel. We amortize deferred contract setup costs on a straight-line basis over the lesser of their estimated useful lives or the term of the related contract. Useful lives range from three years up to a maximum of the term of the related customer contract.

For a construction service in a single-deliverable arrangement, if the total estimated costs to complete the construction service exceed the total amount that can be billed under the terms of the arrangement, then a loss would generally be recorded in the period in which the loss first becomes probable. For a construction service in a multiple-deliverable arrangement, if the total estimated costs to complete the construction service exceed the amount of revenue that is allocated to the separate construction service unit of accounting (based on the relative fair value allocation, limited to the amount that is not contingent), then the actual costs incurred to complete the construction service in excess of the allocated fair value would be deferred, up to the amount of the relative fair value, and amortized over the remaining term of the contract. A loss would generally be recorded on a construction service in a multiple-deliverable arrangement if the total costs to complete the service exceed the relative fair value of the service.

Deferred contract costs are evaluated for realizability whenever events or changes in circumstances indicate that the carrying amount may not be realizable. Our evaluation is based on the amount of non-refundable deferred revenue that is related to the deferred contract costs and our projection of the remaining gross profits from the related customer contract. To the extent that the carrying amount of the deferred contract costs is greater than the amount of non-refundable deferred revenue and the remaining net gross profits from the customer contract, a charge is recorded to reduce the carrying amount to equal the amount of non-refundable deferred revenue and remaining gross profits.

Year-end bonus plan

One of our compensation methods is to pay to certain associates a year-end bonus, which is based on associate and team performance, our financial results, and management's discretion. The amount of bonus expense that we record each quarter is based on several factors, including our financial performance for that quarter, our latest expectations for full year results, and management's estimate of the amount of bonus to be paid at the end of the year. As a result, the amount of bonus expense that we record in each quarter can vary significantly.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." FAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred or the amount of a probable loss cannot be reasonably estimated, then we may disclose the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Goodwill and other intangibles

We allocate the cost of acquired businesses to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, and any cost of the acquired companies not allocated to assets acquired or liabilities assumed is recorded as goodwill. Goodwill is not amortized, but instead is evaluated at least annually for impairment. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from twelve months to seven years.

The determination of the fair value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth at the date of acquisition. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangibles, such revision could result in an impairment charge that could have a material impact on our financial condition and results of operations.

Goodwill is tested for impairment annually in the third quarter or whenever an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. The impairment test is conducted for each reporting unit in which goodwill is recorded by comparing the fair value of the reporting unit to its carrying value. Fair value is determined primarily by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value of the reporting unit is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the goodwill of the reporting unit. If the implied fair value is less than the carrying amount of the goodwill of the reporting unit, we would recognize an impairment loss to write down the goodwill to fair value.

Income taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. On a quarterly basis, we evaluate the need for and adequacy of valuation allowances based on the expected realizability of our deferred tax assets and adjust the amount of such allowances, if necessary. The factors used to assess the likelihood of realization include our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Income tax expense consists of our current and deferred provisions for U.S. and foreign income taxes.

We do not provide for U.S. income tax on the undistributed earnings of our non-U.S. subsidiaries. Except for amounts repatriated in 2005 pursuant to the American Jobs Creation Act of 2004 (the Act), we intend to either permanently invest our non-U.S. earnings or remit such earnings in a tax-free manner. The Act created a temporary incentive through December 31, 2005, for U.S. companies to repatriate income earned abroad by providing an 85 percent dividends received deduction for qualifying foreign dividends.

The cumulative amount of undistributed earnings (as calculated for income tax purposes) of our non-U.S. subsidiaries was approximately $232 million at December 31, 2007, and $182 million at December 31, 2006. Such earnings include pre-acquisition earnings of non-U.S. entities acquired through stock purchases and are intended to be invested outside of the U.S. indefinitely. The ultimate tax liability related to repatriation of our undistributed earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109", which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, derecognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. As a result of the adoption of FIN 48, we recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The effect of the adoption of FIN 48 is detailed in Note 14 "Income Taxes."

Determining the consolidated provision for income taxes involves judgments, estimates, and the application of complex tax regulations. As a global company, we are required to provide for income taxes in each of the jurisdictions where we operate, including estimated liabilities for uncertain tax positions. We are subject to income tax audits by federal, state, and foreign tax authorities and we are currently under audit by the Internal Revenue Service and the Indian and United Kingdom taxing authorities. We fully cooperate with all audits, but we defend our positions vigorously. Although we believe that we have provided adequate liabilities for uncertain tax positions, the actual liability resulting from examinations by tax authorities could differ substantially from the recorded income tax liabilities and could result in additional income tax expense. Changes to our recorded income tax liabilities resulting from the resolution of tax matters are reflected in income tax expense in the period of resolution. Other factors may cause us to revise our estimates of income tax liabilities including the expiration of statutes of limitations, changes in tax regulations, and tax rulings. Changes in estimates of income tax liabilities are reflected in our income tax provision in the period in which the factors resulting in our change in estimate become known to us. As a result, our effective tax rate may fluctuate on a quarterly basis.

Financial instruments

The carrying amounts reflected in our consolidated balance sheets for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and short-term and long-term debt approximate their respective fair values. Fair values are based primarily on current prices for those or similar instruments.

Derivative Financial Instruments

As part of our risk management strategy, we enter into derivative financial instruments to mitigate certain financial risks related to foreign currencies and interest rates. We have a risk management policy outlining the conditions under which we can enter into derivative financial instrument transactions. To date, our use of derivative financial instruments has been limited to interest rate swaps, that hedge our exposure to floating rates on certain portions of our debt, and forward contracts and zero cost collars that hedge our exposure to fluctuations in foreign currency exchange rates.

In the third quarter of 2007, we began designating certain derivative financial instruments as cash flow hedges in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative financial instruments and for hedging activities. As such, the changes in the fair value of our derivative financial instruments are recorded in the consolidated balance sheet and are reclassified to the same consolidated income statement category as the hedged item in the period in which the hedged transactions occur.

Our policy requires us to document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for entering into economic hedges. We also assess, at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. In accordance with FAS 133, the derivative's change in fair value will be deferred in other comprehensive income until the period in which the hedged transaction occurs. If the change in fair value creates any ineffectiveness, which represents the amount by which the changes in the fair value of the derivative does not offset the change in the cash flow of the forecasted transaction, the ineffective portion of the change in fair value is recorded in earnings.

We will discontinue hedge accounting prospectively when (1) we determine that the derivative financial instrument is no longer effective in offsetting changes in the fair value or cash flows of the underlying exposure being hedged; (2) the derivative financial instrument matures, or is sold, terminated or exercised; or (3) we determine that designating the derivative financial instrument as a hedge is no longer appropriate. When hedge accounting is discontinued, and the derivative financial instrument remains outstanding, the deferred gains or losses on the cash flow hedge will remain in other comprehensive income until the forecasted transaction occurs. Any further changes in the fair value of the derivative financial instrument will be recognized in current period earnings.

For derivative financial instruments that do not qualify for hedge accounting or for which we have not elected to apply hedge accounting, the changes in fair values are recognized in other income, net.

Short-term investments

Our short-term investments consist of Variable Rate Demand Notes (VRDN). Our VRDN investments are tax-exempt instruments of high credit quality. The primary objectives of VRDN investments are preservation of invested funds, liquidity sufficient to meet cash flow requirements, and yield. VRDN securities have variable interest rates that reset at regular intervals of one, seven, 28, or 35 days. Although VRDN securities are issued and rated as long-term securities, they are priced and traded as short-term instruments. We classify these short-term investments as available for sale in accordance with FAS 115, "Accounting for Certain Instruments in Debt and Equity Securities." The cost of our VRDNs approximates fair value.

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash equivalents, short-term investments, and accounts receivable. Our cash equivalents consist primarily of short-term money market deposits, which are deposited with reputable financial institutions. Our short-term investments consist of VRDNs, which are tax-exempt instruments of high credit quality. We believe the risk of loss associated with both our cash equivalents and short-term investments to be remote. We have accounts receivable from customers engaged in various industries including banking, insurance, healthcare, manufacturing, telecommunications, travel and energy, as well as government customers in defense and other governmental agencies, and our accounts receivable are not concentrated in any specific geographic region. These specific industries may be affected by economic factors, which may impact accounts receivable. Generally, we do not require collateral from our customers. We do not believe that any single customer, industry or geographic area represents significant credit risk.

No customer accounted for 10% or more of our total accounts receivable (including accounts receivable recorded in both accounts receivable, net, and long-term accrued revenue) at December 31, 2007 or at December 31, 2006.

Stock-based compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," which requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method. Prior to the adoption of FAS 123R and as permitted by FAS 123 and FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure," we elected to follow APB 25 and related interpretations in accounting for our employee stock options and implemented the disclosure-only provisions of FAS 123 and FAS 148. Under APB 25, stock compensation expense was recorded when the exercise price of employee stock options was less than the fair value of the underlying stock on the date of grant. For a further discussion of the impact of FAS 123R on the results of our financial statements, see Note 11, "Stock Options and Stock-Based Compensation."

To account for the tax effects of stock based compensation, FAS 123R requires a calculation to establish the beginning pool of excess tax benefits, or the additional paid-in capital (APIC) pool, available to absorb any tax deficiencies recognized after the adoption of FAS 123R. Tax deficiencies arise when the actual tax benefit from the tax deduction for share-based compensation at the statutory tax rate is less than the related deferred tax asset recognized in the financial statements. We have elected the alternative transition method for calculating the APIC pool as described in FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Significant accounting standards to be adopted

FASB Statement No. 141R

In December 2007, the FASB issued FAS No. 141R "Business Combinations," which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. FAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. We are currently evaluating the impact this statement will have on our results of operations and financial position.

FASB Statement No. 157

In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standard No. 157, "Fair Value Measurements," which provides guidance for using fair value to measure assets and liabilities. FAS 157 will apply whenever another standard requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Delayed application is permitted for all nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually) in financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the impact this statement will have on our results of operations and financial position.

FASB Statement No. 159

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115," which expands the use of fair value accounting but does not affect existing standards which require assets and liabilities to be carried at fair value. Under FAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and other eligible financial instruments. FAS 159 is effective for years beginning after November 15, 2007. We are currently evaluating the impact this statement will have on our results of operations and financial position.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, we enter into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. We generally manage these transactions by ensuring that costs to service these contracts are incurred in the same currency in which revenue is received. By matching revenue and costs to the same currency, we have been able to substantially mitigate foreign currency risk to earnings. We use derivative financial instruments to manage exposures arising from these transactions when necessary. We do not foresee changing our foreign currency exposure management strategy.

During 2007, 12.2%, or $318 million, of our revenue was generated outside of the United States. Using sensitivity analysis, a hypothetical 10% increase or decrease in the value of the U.S. dollar against all currencies would change total revenue by 1.2%, or $32 million. In our opinion, a substantial portion of this fluctuation would be offset by expenses incurred in local currency.

Using sensitivity analysis, a hypothetical increase of 10% in the interest rate related to our borrowing of $77 million under our credit facility would increase our net expense by approximately $400,000 for the year ended December 31, 2007.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2007. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that our degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, based upon criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2007, based on the criteria in *Internal Control—Integrated Framework* issued by COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Peter A. Altabef
President and Chief Executive Officer

John E. Harper
Vice President and Chief Financial Officer

Dated: February 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Perot Systems Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Perot Systems Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007 and the manner in which it accounts for stock-based compensation in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
February 27, 2008

CONSOLIDATED BALANCE SHEETS

(Dollars in millions except par values and shares in thousands)	As of December 31, 2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 187	$ 250
Short-term investments	23	133
Accounts receivable, net	477	338
Prepaid expenses and other	38	37
Deferred income taxes	32	25
Total current assets	757	783
Property, equipment and purchased software, net	235	220
Goodwill	713	463
Deferred contract costs, net	82	61
Other non-current assets	113	54
Total assets	$1,900	$1,581
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 69	$ 52
Deferred revenue	55	42
Accrued compensation	54	65
Income taxes payable	18	37
Accrued and other current liabilities	134	105
Total current liabilities	330	301
Long-term debt	213	84
Non-current deferred revenue	70	82
Other non-current liabilities	44	9
Total liabilities	657	476
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred Stock; par value $.01; authorized 5,000 shares; none issued	–	–
Class A Common Stock; par value $.01; authorized 300,000 shares; issued 123,958 and 120,316 shares, respectively	1	1
Class B Convertible Common Stock; par value $.01; authorized 24,000 shares; issued 0 and 2,275 shares, respectively	–	–
Additional paid-in capital	565	533
Retained earnings	698	575
Treasury stock	(49)	(21)
Accumulated other comprehensive income	28	17
Total stockholders' equity	1,243	1,105
Total liabilities and stockholders' equity	$1,900	$1,581

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(Dollars in millions, except per share data)	For the years ended December 31, 2007	2006	2005
Revenue	$ 2,612	$ 2,298	$ 1,998
Direct cost of services	2,130	1,905	1,575
Gross profit	482	393	423
Selling, general and administrative expenses	298	280	249
Operating income	184	113	174
Interest income	8	10	8
Interest expense	(11)	(5)	(4)
Other income, net	1	2	2
Income before taxes	182	120	180
Provision for income taxes	67	39	69
Net income	$ 115	$ 81	$ 111
Earnings per share of common stock:			
Basic, Class A	$ 0.94	$ 0.67	$ 0.94
Basic, Class B	$ 0.94	$ 0.67	$ 0.94
Diluted	$ 0.92	$ 0.66	$ 0.91
Diluted, Class B	$ 0.92	$ 0.66	$ 0.91
Weighted average number of common shares outstanding (in thousands):			
Basic, Class A	121,759	118,686	115,973
Basic, Class B	566	817	1,907
Diluted	124,650	122,118	121,867
Diluted, Class B	566	817	1,965

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in millions and shares in thousands)	For the years ended December 31, 2007, 2006 and 2005							
	Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 1, 2005	117,273	$1	$478	$383	$ –	$(10)	$10	$ 862
Issuance of Class A shares under incentive plans (689 shares, including 27 shares from treasury)	662	–	7	–	–	–	–	7
Class A shares repurchased (1,710 shares)	–	–	–	–	(23)	–	–	(23)
Class B shares repurchased (1,458 shares)	–	–	–	–	(19)	–	–	(19)
Exercise of stock options for Class A shares (2,306 shares, including 483 from treasury)	1,823	–	7	–	7	–	–	14
Exercise of stock options for Class B shares	700	–	3	–	–	–	–	3
Tax benefit from stock options exercised and restricted stock units vested	–	–	3	–	–	–	–	3
Deferred compensation, net, and other	–	–	4	–	–	(1)	–	3
Net income	–	–	–	111	–	–	–	111
Balance at December 31, 2005	120,458	$1	$502	$494	$(35)	$(11)	$10	$ 961
Issuance of Class A shares under incentive plans (1,013 shares, including 373 shares from treasury)	640	–	3	–	5	–	–	8
Class A shares repurchased (1,288 shares)	–	–	–	–	(18)	–	–	(18)
Exercise of stock options for Class A shares (3,463 shares, including 2,028 from treasury)	1,435	–	2	–	27	–	–	29
Exercise of stock options for Class B shares	58	–	–	–	–	–	–	–
Reclassification of deferred compensation, net	–	–	(11)	–	–	11	–	–
Tax benefit from stock options exercised and restricted stock units vested	–	–	20	–	–	–	–	20
Stock-based compensation	–	–	17	–	–	–	–	17
Net income	–	–	–	81	–	–	–	81
Other comprehensive income, net of tax	–	–	–	–	–	–	7	7
Balance at December 31, 2006	122,591	$1	$533	$575	$(21)	$ –	$17	$1,105
Issuance of Class A shares under incentive plans	906	–	9	–	–	–	–	9
Class A shares repurchased (3,517 shares)	–	–	–	–	(47)	–	–	(47)
Class B shares retired (1,458 shares)	(1,458)	–	(19)	–	19	–	–	–
Exercise of stock options for Class A shares (1,929 shares, including 10 from treasury)	1,919	–	16	–	–	–	–	16
Tax benefit from stock options exercised and restricted stock units vested	–	–	5	–	–	–	–	5
Stock-based compensation	–	–	16	–	–	–	–	16
Adoption of FIN 48	–	–	5	8	–	–	–	13
Net income	–	–	–	115	–	–	–	115
Other comprehensive income, net of tax	–	–	–	–	–	–	11	11
Balance at December 31, 2007	123,958	$1	$565	$698	$(49)	$ –	$28	$1,243

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	For the years ended December 31, 2007	2005	2005
Cash flows from operating activities:			
Net income	**$ 115**	$ 81	$ 111
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**104**	79	59
Impairment of assets	**2**	46	4
Stock-based compensation	**16**	17	3
Change in deferred taxes	**(1)**	(17)	10
Excess tax benefits from stock-based compensation arrangements	**(4)**	(7)	–
Other non-cash items	**(1)**	4	–
Changes in assets and liabilities (net of effects from acquisitions of businesses):			
Accounts receivable, net	**(63)**	(49)	(47)
Prepaid expenses	**–**	(3)	(5)
Deferred contract costs	**(41)**	(30)	(45)
Accounts payable and accrued liabilities	**4**	33	3
Accrued compensation	**(22)**	2	(14)
Current and non-current deferred revenue	**(5)**	50	27
Income taxes	**13**	5	28
Other current and non-current assets	**(1)**	1	12
Other current and non-current liabilities	**2**	1	4
Total adjustments	**3**	132	39
Net cash provided by operating activities	**118**	213	150
Cash flows from investing activities:			
Purchases of property, equipment and software	**(75)**	(93)	(70)
Proceeds from sale of property, equipment and software	**5**	–	–
Acquisitions of businesses, net of cash acquired of $6, $0, and $6, respectively	**(338)**	(29)	(98)
Purchases of short-term investments	**(753)**	(689)	–
Proceeds from sale of short-term investments	**863**	556	–
Net cash used in investing activities	**(298)**	(255)	(168)
Cash flows from financing activities:			
Repayment of long-term debt	**(2)**	–	(79)
Proceeds from issuance of long-term debt	**130**	–	77
Proceeds from issuance of common and treasury stock	**25**	37	24
Excess tax benefits from stock-based compensation arrangements	**4**	7	–
Purchases of treasury stock	**(47)**	(18)	(42)
Other	**(1)**	1	(2)
Net cash provided by (used in) financing activities	**109**	27	(22)
Effect of exchange rate changes on cash and cash equivalents	**8**	5	(5)
Net (decrease) in cash and cash equivalents	**(63)**	(10)	(45)
Cash and cash equivalents at beginning of year	**250**	260	305
Cash and cash equivalents at end of year	**$ 187**	$ 250	$ 260

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary of Significant Accounting Policies

Perot Systems Corporation, a Delaware corporation, is a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, and these services include infrastructure services, applications services, business process services, and consulting services. Our significant accounting policies are described below.

Principles of consolidation

Our consolidated financial statements include the accounts of Perot Systems Corporation and all domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, realizability of deferred contract costs, impairment testing of goodwill, long-lived assets, and intangible assets, accrued liabilities, income taxes, and loss contingencies associated with litigation and disputes.

Our estimates are based on historical experience and various other assumptions, including assumptions about counterparty financial condition and future business volumes above contractual minimums, which we believe are reasonable under the circumstances and that form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash equivalents

All highly liquid investments with original maturities of three months or less that are purchased and sold generally as part of our cash management activities are considered to be cash equivalents.

Revenue recognition

We provide services to our customers under contracts that contain various pricing mechanisms and other terms. The fees under these arrangements are generally based on the level of effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed price for contracted services, or on a contracted per-unit price for each unit of service delivered. These services generally fall into one of the following categories:

- *Infrastructure services* – include data center and systems management, Web hosting and Internet access, desktop solutions, messaging services, program management, hardware maintenance and monitoring, network management, including VPN services, service desk capabilities, physical security, network security, risk management, and virtualization (the management of leveraged computing environments). We typically hire a significant portion of the customer's staff that supported these functions prior to the transition of services. We then apply our expertise and operating methodologies and utilize technology to increase the efficiency of the operations, which usually results in increased operational quality at a lower cost. The term of our outsourcing contracts generally ranges between five and ten years.
- *Applications services* – include services such as application development and maintenance, including the development and maintenance of custom and packaged application software for customers, and application systems migration and testing, which includes the migration of applications from legacy environments to current technologies, as well as performing quality assurance functions on custom applications. We also provide other applications services such as application assessment and evaluation,

hardware and architecture consulting, systems integration, and Web-based services. The term of our applications services contracts varies based on the complexity of the services provided and the customers' needs.

- *Business process services*—include services such as product engineering, claims processing, life insurance policy administration, call center management, payment and settlement management, security, and services to improve the collection of receivables. In addition, business process services include engineering support and other technical and administrative services that we provide to the U.S. federal government. The term of our business process services contracts generally ranges from month-to-month to five years.
- *Consulting services*—include services such as strategy consulting, enterprise consulting, technology consulting, and research. The consulting services provided to customers within our Industry Solutions and Government Services segments typically consist of customized, industry-specific business solutions provided by associates with industry expertise. The consulting services provided within the Consulting and Application Solutions segment includes the implementation of prepackaged software applications. Consulting services are typically viewed as discretionary services by our customers, with the level of business activity depending on many factors, including economic conditions and specific customer needs. The term of our consulting contracts varies based on the complexity of the services provided and the customers' needs.

Within these four categories of services, our contracts include non-construction service deliverables, including infrastructure services and business process services, and construction service deliverables, such as application development and implementation services.

Accounting for Revenue in Single-Deliverable Arrangements
Revenue for non-construction service deliverables is recognized as the services are delivered in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," which provides that revenue should be recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. Under our policy, persuasive evidence of an arrangement exists when a final understanding between us and our customer exists as to the specific nature and terms of the services that we are going to provide, as documented in the form of a signed agreement between us and the customer.

Revenue for non-construction services priced under fixed-fee arrangements is recognized on a straight-line basis over the longer of the term of the contract or the expected service period, regardless of the amounts that can be billed in each period, unless evidence suggests that the revenue is earned or our obligations are fulfilled in a different pattern. If we are to provide a similar level of non-construction services each period during the term of a contract, we would recognize the revenue on a straight-line basis since our obligations are being fulfilled in a straight-line pattern. If our obligations are being fulfilled in a pattern that is not consistent over the term of a contract, then we would recognize revenue consistent with the proportion of our obligations fulfilled in each period. In determining the proportion of our obligations fulfilled in each period, we consider the nature of the deliverables we are providing to the customer and whether the volumes of those deliverables are easily measured, such as when we provide a contractual number of full time equivalent associate resources. If the amount of our obligations fulfilled in each period is not easily distinguished by reference to the volumes of services provided, then we would recognize revenue on a straight-line basis.

Revenue for construction services that do not include a license to one of our software products is recognized in accordance with the provisions of AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses, and we primarily use hours incurred to date to measure our progress toward completion. This method relies on estimates of total expected hours to complete the construction service, which are compared to hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date. Although we primarily measure our progress toward completion using hours incurred to date, we may measure our progress toward completion using costs incurred to date if the construction services involve a significant amount of non-labor costs. Because these estimates may require significant judgment, depending on the complexity and length of the construction services, the amount of revenue and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of hours or costs required or the scope of work to be performed, or do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenue and profits may be significantly and negatively affected or losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

Revenue for the sale of a license from our software products or the sale of services relating to a software license is recognized in accordance with the provisions of AICPA Statement of Position No. 97-2, "Software Revenue Recognition." In general, SOP 97-2 addresses the separation and the timing of revenue recognition for software and software-related services, such as implementation and maintenance services. SOP 97-2 also requires the application of the percentage-of-completion method as described in SOP 81-1 for those software arrangements that require significant production, modification, or customization of the software. As a result, the accounting for revenue related to software arrangements includes many of the estimates and significant judgments discussed above.

Revenue for services priced under time and materials contracts and unit-priced contracts is recognized as the services are provided at the contractual unit price.

Accounting for Revenue in Multiple-Deliverable Arrangements
For those arrangements that include multiple deliverables, we first determine whether each service, or deliverable, meets the separation criteria of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a separate "unit of accounting." We allocate the total arrangement consideration to each unit of accounting based on the relative fair value of each unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another unit of accounting.

After the arrangement consideration has been allocated to each unit of accounting, we apply the appropriate revenue recognition method for each unit of accounting as described previously based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the most appropriate revenue recognition method is applied.

In arrangements for both non-construction and construction services, we may bill the customer prior to performing services, which would require us to record deferred revenue. In other arrangements, we may perform services prior to billing the customer, which could require us to record unbilled receivables or to defer the costs associated with either the non-construction or construction services, depending on the terms of the arrangement and the application of the revenue separation criteria of EITF 00-21.

In certain arrangements we may pay consideration to the customer at the beginning of a contract as an incentive, which is most commonly in the form of cash. This consideration is recorded in other non-current assets on the consolidated balance sheets and is amortized as a reduction to revenue over the term of the related contract.

As a result of our adoption of EITF 00-21 in 2003, we recognized revenue of approximately $7 million, $5 million, and $3 million during the years ended December 31, 2007, 2006, and 2005, respectively, that were recognized prior to 2003 under our accounting for revenue prior to the adoption of EITF 00-21 and were also included in the cumulative effect of a change in accounting principle, which we recorded in the first quarter of 2003.

Contract costs

Costs to deliver services are expensed as incurred, with the exception of setup costs and the cost of certain construction and non-construction services for which the related revenue must be deferred under EITF 00-21 or other accounting literature. We defer and subsequently amortize certain setup costs related to activities that enable us to provide the contracted services to customers. Deferred contract setup costs may include costs incurred during the setup phase of a customer arrangement relating to data center migration, implementation of certain operational processes, employee transition, and relocation of key personnel. We amortize deferred contract setup costs on a straight-line basis over the lesser of their estimated useful lives or the term of the related contract. Useful lives range from three years up to a maximum of the term of the related customer contract.

For a construction service in a single-deliverable arrangement, if the total estimated costs to complete the construction service exceed the total amount that can be billed under the terms of the arrangement, then a loss would generally be recorded in the period in which the loss first becomes probable. For a construction service in a multiple-deliverable arrangement, if the total estimated costs to complete the construction service exceed the amount of revenue that is allocated to the separate construction service unit of accounting (based on the relative fair value allocation, limited to the amount that is not contingent), then the actual costs incurred to complete the construction service in excess of the allocated fair value would be deferred, up to the amount of the relative fair value, and amortized over the remaining term of the contract. A loss would generally be recorded on a construction service in a multiple-deliverable arrangement if the total costs to complete the service exceed the relative fair value of the service.

Deferred contract costs are evaluated for realizability whenever events or changes in circumstances indicate that the carrying amount may not be realizable. Our evaluation is based on the amount of non-refundable deferred revenue that is related to the deferred contract costs and our projection of the remaining gross profits from the related customer contract. To the extent that the carrying amount of the deferred contract costs is greater than the amount of non-refundable deferred revenue and the remaining net gross profits from the customer contract, a charge is recorded to reduce the carrying amount to equal the amount of non-refundable deferred revenue and remaining gross profits.

Year-end bonus plan

One of our compensation methods is to pay to certain associates a year-end bonus, which is based on associate and team performance, our financial results, and management's discretion. The amount of bonus expense that we record each quarter is based on several factors, including our financial performance for that quarter, our latest expectations for full year results, and management's estimate of the amount of bonus to be paid at the end of the year. As a result, the amount of bonus expense that we record in each quarter can vary significantly.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies." FAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred or the amount of a probable loss cannot be reasonably estimated, then we may disclose the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development costs

Research and development costs are included in SG&A, are charged to expense as incurred, and were $2 million, $3 million, and $2 million in the years ended December 31, 2007, 2006, and 2005, respectively.

Property, equipment and purchased software

Buildings are stated at cost and are depreciated on a straight-line basis using estimated useful lives of 20 to 30 years. Computer equipment and furniture are stated at cost and are depreciated on a straight-line basis using estimated useful lives of two to seven years. Leasehold improvements are amortized over the shorter of the lease term, the estimated useful life of the improvement, or seven years. Purchased software that is utilized either internally or in providing services is capitalized at cost and amortized on a straight-line basis over the lesser of its useful life or the term of the related contract.

Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the consolidated income statements. Expenditures for repairs and maintenance are expensed as incurred.

Capitalized software development costs

We capitalize internal software development costs for software we sell to our customers in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." This statement specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of all planning, designing, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements. We cease capitalization and begin amortization of internally developed software when the product is made available for general release to customers, and thereafter, any maintenance and customer support is charged to expense as incurred. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software of three to five years, but amortization may be accelerated to ensure that the software costs are amortized in a manner consistent with the anticipated timing of product revenue. We continually evaluate the recoverability of capitalized software development costs, which are reported at the lower of unamortized cost or net realizable value.

We also capitalize internal software development costs for software we use internally in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement specifies that computer software development costs for computer software intended for internal use occur in three stages: (1) the preliminary project stage, where costs are expensed as incurred, (2) the application development stage, where costs are capitalized, and (3) the post-implementation or operation stage, where costs are expensed as incurred. We cease capitalization of developed software for internal use when the software is ready for its intended use and placed in service. We amortize such capitalized costs on a product-by-product basis using a straight-line basis over the estimated useful life of three to five years.

Goodwill and other intangibles

We allocate the cost of acquired businesses to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, and any cost of the acquired companies not allocated to assets acquired or liabilities assumed is recorded as goodwill. Goodwill is not amortized, but instead is evaluated at least annually for impairment. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from twelve months to seven years.

The determination of the fair value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth at the date of acquisition. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangibles, such revision could result in an impairment charge that could have a material impact on our financial condition and results of operations.

Goodwill is tested for impairment annually in the third quarter or whenever an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. The impairment test is conducted for each reporting unit in which goodwill is recorded by comparing the fair value of the reporting unit to its carrying value. Fair value is determined primarily by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value of the reporting unit is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the goodwill of the reporting unit. If the implied fair value is less than the carrying amount of the goodwill of the reporting unit, we would recognize an impairment loss to write down the goodwill to fair value.

Impairment of long-lived assets

Long-lived assets and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Our review is based on our projection of the undiscounted future operating cash flows of the underlying assets. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

Income taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. On a quarterly basis, we evaluate the need for and adequacy of valuation allowances based on the expected realizability of our deferred tax assets and adjust the amount of such allowances, if necessary. The factors used to assess the likelihood of realization include our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Income tax expense consists of our current and deferred provisions for U.S. and foreign income taxes.

We do not provide for U.S. income tax on the undistributed earnings of our non-U.S. subsidiaries. Except for amounts repatriated in 2005 pursuant to the American Jobs Creation Act of 2004 (the Act), we intend to either permanently invest our non-U.S. earnings or remit such earnings in a tax-free manner. The Act created a temporary incentive through December 31, 2005, for U.S. companies to repatriate income earned abroad by providing an 85 percent dividends received deduction for qualifying foreign dividends.

The cumulative amount of undistributed earnings (as calculated for income tax purposes) of our non-U.S. subsidiaries was approximately $232 million at December 31, 2007, and $182 million at December 31, 2006. Such earnings include pre-acquisition earnings of non-U.S. entities acquired through stock purchases and are intended to be invested outside of the U.S. indefinitely. The ultimate tax liability related to repatriation of our undistributed earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, derecognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. As a result of the adoption of FIN 48, we recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The effect of the adoption of FIN 48 is detailed in Note 14 "Income Taxes."

Determining the consolidated provision for income taxes involves judgments, estimates, and the application of complex tax regulations. As a global company, we are required to provide for income taxes in each of the jurisdictions where we operate, including estimated liabilities for uncertain tax positions. We are subject to income tax audits by federal, state, and foreign tax authorities and we are currently under audit by the Internal Revenue Service and the Indian and United Kingdom taxing authorities. We fully cooperate with all audits, but we defend our positions vigorously. Although we believe that we have provided adequate liabilities for uncertain tax positions, the actual liability resulting from examinations by tax authorities could differ substantially from the recorded income tax liabilities and could result in additional income tax expense. Changes to our recorded income tax liabilities resulting from the resolution of tax matters are reflected in income tax expense in the period of resolution. Other factors may cause us to revise our estimates of income tax liabilities including the expiration of statutes of limitations, changes in tax regulations, and tax rulings. Changes in estimates of income tax liabilities are reflected in our income tax provision in the period in which the factors resulting in our change in estimate become known to us. As a result, our effective tax rate may fluctuate on a quarterly basis.

Financial instruments

The carrying amounts reflected in our consolidated balance sheets for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and short-term and long-term debt approximate their respective fair values. Fair values are based primarily on current prices for those or similar instruments.

Derivative Financial Instruments

As part of our risk management strategy, we enter into derivative financial instruments to mitigate certain financial risks related to foreign currencies and interest rates. We have a risk management policy outlining the conditions under which we can enter into derivative financial instrument transactions. To date, our use of derivative financial instruments has been limited to interest rate swaps, that hedge our exposure to floating rates on certain portions of our debt, and forward contracts and zero cost collars that hedge our exposure to fluctuations in foreign currency exchange rates.

In the third quarter of 2007, we began designating certain derivative financial instruments as cash flow hedges in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative financial instruments and for hedging activities. As such, the changes in the fair value of our derivative financial instruments are recorded in the consolidated balance sheet and are reclassified to the same consolidated income statement category as the hedged item in the period in which the hedged transactions occur.

Our policy requires us to document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for entering into economic hedges. We also assess, at the inception of the hedge and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivative financial instruments may be expected to remain highly effective in future periods. In accordance with FAS 133, the derivative financial instrument's change in fair value will be deferred in other comprehensive income until the period in which the hedged transaction occurs. If the change in fair value creates any ineffectiveness, which represents the amount by which the changes in the fair value of the derivative financial instruments does not offset the change in the cash flow of the forecasted transaction, the ineffective portion of the change in fair value is recorded in earnings.

We will discontinue hedge accounting prospectively when (1) we determine that the derivative financial instrument is no longer effective in offsetting changes in the fair value or cash flows of the underlying exposure being hedged; (2) the derivative financial instrument matures, or is sold, terminated or exercised; or (3) we determine that designating the derivative financial instrument as a hedge is no longer appropriate. When hedge accounting is discontinued, and the derivative financial instrument remains outstanding, the deferred gains or losses on the cash flow hedge will remain in other comprehensive income until the forecasted transaction occurs. Any further changes in the fair value of the derivative financial instrument will be recognized in current period earnings.

For derivative financial instruments that do not qualify for hedge accounting or for which we have not elected to apply hedge accounting, the changes in fair values are recognized in other income, net.

Short-term investments

Our short-term investments consist of Variable Rate Demand Notes (VRDN). Our VRDN investments are tax-exempt instruments of high credit quality. The primary objectives of VRDN investments are preservation of invested funds, liquidity sufficient to meet cash flow requirements, and yield. VRDN securities have variable interest rates that reset at regular intervals of one, seven, 28, or 35 days. Although VRDN securities are issued and rated as long-term securities, they are priced and traded as short-term instruments. We classify these short-term investments as available for sale in accordance with FAS 115, "Accounting for Certain Instruments in Debt and Equity Securities." The cost of our VRDNs approximates fair value.

Concentrations of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash equivalents, short-term investments, and accounts receivable. Our cash equivalents consist primarily of short-term money market deposits, which are deposited with reputable financial institutions. Our short-term investments consist of VRDNs, which are tax-exempt instruments of high credit quality. We believe the risk of loss associated with both our cash equivalents and short-term investments to be remote. We have accounts receivable from customers engaged in various industries including banking, insurance, healthcare, manufacturing, telecommunications, travel and energy, as well as government customers in defense and other governmental agencies, and our accounts receivable are not concentrated in any specific geographic region. These specific industries may be affected by economic factors, which may impact accounts receivable. Generally, we do not require collateral from our customers. We do not believe that any single customer, industry or geographic area represents significant credit risk.

No customer accounted for 10% or more of our total accounts receivable (including accounts receivable recorded in both accounts receivable, net, and long-term accrued revenue) at December 31, 2007 or at December 31, 2006.

Foreign operations

The consolidated balance sheets include foreign assets and liabilities of $215 million and $67 million, respectively, as of December 31, 2007, and $204 million and $90 million, respectively, as of December 31, 2006.

Assets and liabilities of subsidiaries located outside the United States are translated into U.S. dollars at current exchange rates as of the respective balance sheet date, and revenue and expenses are translated at average exchange rates during each reporting period. Translation gains and losses are recorded as a component of accumulated other comprehensive income on the consolidated balance sheets.

Stock-based compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," which requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method. Prior to the adoption of FAS 123R and as permitted by FAS 123 and FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure," we elected to follow APB 25 and related interpretations in accounting for our employee stock options and implemented the disclosure-only provisions of FAS 123 and FAS 148. Under APB 25, stock compensation expense was recorded when the exercise price of employee stock options was less than the fair value of the underlying stock on the date of grant. For a further discussion of the impact of FAS 123R on the results of our financial statements, see Note 11, "Stock Options and Stock-Based Compensation."

To account for the tax effects of stock based compensation, FAS 123R requires a calculation to establish the beginning pool of excess tax benefits, or the additional paid-in capital (APIC) pool, available to absorb any tax deficiencies recognized after the adoption of FAS 123R. Tax deficiencies arise when the actual tax benefit from the tax deduction for share-based compensation at the statutory tax rate is less than the related deferred tax asset recognized in the financial statements. We have elected the alternative transition method for calculating the APIC pool as described in FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards."

Significant accounting standards to be adopted

FASB Statement No. 141R

In December 2007, the FASB issued FAS No. 141R "Business Combinations," which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. FAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. We are currently evaluating the impact this statement will have on our results of operations and financial position.

FASB Statement No. 157

In September 2006, the Financial Accounting Standards Board issued Financial Accounting Standard No. 157, "Fair Value Measurements," which provides guidance for using fair value to measure assets and liabilities. FAS 157 will apply whenever another standard requires or permits assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Delayed application is permitted for all nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually) in financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the impact this statement will have on our results of operations and financial position.

FASB Statement No. 159

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115," which expands the use of fair value accounting but does not affect existing standards which require assets and liabilities to be carried at fair value. Under FAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees, issued debt and other eligible financial instruments. FAS 159 is effective for years beginning after November 15, 2007. We are currently evaluating the impact this statement will have on our results of operations and financial position.

2. Derivative Financial Instruments

We have elected hedge accounting under FAS 133 for certain foreign currency derivative financial instruments and designated them as cash flow hedges. We hedge the variability of a portion of our anticipated foreign currency cash flows using forward contracts and zero cost collars. These derivative financial instruments are designated as cash flow hedges of forecasted revenues related to our operations in India. The remaining foreign currency derivative financial instruments are being marked to market, with changes in fair value being reported in other income, net, in the consolidated income statements. As of December 31, 2007, the notional amount of foreign currency derivative financial instruments outstanding totaled $171 million, of which $133 million relates to derivative financial instruments for which we elected hedge accounting. These derivative financial instruments expire at various dates over the next twenty-five months. At December 31, 2007, the estimated net amount of existing gains that is expected to be reclassified into earnings within the next twelve months is $2 million. As of December 31, 2007, the unrealized gain on our foreign currency hedges, reflected in accumulated other comprehensive income, was approximately $4 million ($3 million, net of tax).

On August 31, 2007, we entered into two interest rate swaps, for which we elected hedge accounting under FAS 133 and designated them as cash flow hedges. The first interest rate swap effectively converted $75 million of our borrowings under our credit facility from a variable-rate instrument into a fixed-rate instrument with an interest rate of 5.28%. The second interest rate swap effectively converted an additional $55 million of our borrowings under our credit facility from a variable-rate instrument into a fixed-rate instrument with an interest rate of 5.33%. As of December 31, 2007, the unrealized loss on our interest rate swaps, reflected in accumulated other comprehensive income, was approximately $2 million ($2 million, net of tax).

3. Accounts Receivable

Accounts receivable, net, consisted of the following as of December 31:

(in millions)	2007	2006
Amounts billed	$ 310	$214
Amounts to be invoiced	161	106
Recoverable costs and profits	7	13
Other	12	13
Allowance for doubtful accounts	(13)	(8)
	$ 477	$338

With regard to amounts billed, allowances for doubtful accounts are provided based primarily on specific identification where less than full recovery of accounts receivable is expected. Amounts to be invoiced represent revenue contractually earned for services performed that are invoiced to the customer primarily in the following month. Recoverable costs and profits represent amounts recognized as revenue that have not yet been billed in accordance with the contract terms but are anticipated to be billed within one year. Other accounts receivable primarily represents amounts to be reimbursed by customers for the purchase of third party products and services that are not recorded as revenue or direct cost of services.

4. Property, Equipment and Purchased Software

Property, equipment and purchased software, net, consisted of the following as of December 31:

(in millions)	2007	2006
Land and buildings	$ 179	$ 157
Computer equipment	117	97
Furniture and equipment	81	72
Leasehold improvements	24	21
	401	347
Less accumulated depreciation and amortization	(191)	(153)
	210	194
Purchased software	85	74
Less accumulated amortization	(60)	(48)
	25	26
Total property, equipment and purchased software, net	$ 235	$ 220

As of December 31, 2007, we had $7 million of computer equipment under capital lease with $2 million of accumulated amortization. Depreciation and amortization expense for property, equipment and purchased software was $67 million, $55 million, and $41 million for the years ended December 31, 2007, 2006, and 2005, respectively.

5. Acquisitions

JJ Wild, Inc.

On August 31, 2007, we acquired all of the outstanding shares of JJ Wild Holdings, Inc., and its subsidiary, JJ Wild, Inc. (collectively, JJ Wild), an information technology services company providing services to the hospital market and also the preferred provider of integrated healthcare delivery solutions for organizations using the MEDITECH Healthcare Information System. The acquisition of JJ Wild adds to the capabilities of Perot Systems MEDITECH Solution Center and enables the company to expand and enhance its MEDITECH service offerings. The initial purchase price for JJ Wild was $86 million (net of $5 million of cash acquired), $9 million of which is being held in an escrow account for up to 18 months for potential purchase price adjustments. The purchase price was partially funded by $55 million borrowed under our existing credit facility. The results of operations of JJ Wild and the fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The allocation of the JJ Wild purchase consideration to the assets and liabilities acquired, including goodwill, has not been concluded due to the pending completion of the intangible assets appraisal and a potential contractual purchase price adjustments relating to working capital targets. The estimated purchase price in excess of the net assets acquired equaled $79 million and was recorded as goodwill on the consolidated balance sheets, was assigned to the Industry Solutions segment and is not deductible for tax purposes.

The following table summarizes the adjusted fair values of the JJ Wild assets acquired and the liabilities assumed at the date of acquisition, which was August 31, 2007:

(in millions)	
Current assets	**$ 23**
Property, equipment and purchased software, net	**1**
Goodwill	**79**
Identifiable intangible assets	**11**
	114
Current liabilities	**(23)**
Total consideration paid as of December 31, 2007	**$ 91**

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of the calendar year for each of the periods presented and includes an estimate of interest expense on the amount borrowed against our credit facility and an estimate for amortization expense for identifiable intangible assets that were acquired:

(in millions)	**2007**	2006
Revenue	**$2,670**	$ 2,375
Income before taxes	**179**	108
Net income	**113**	73
Basic earnings per common share, Class A	**0.92**	0.61
Basic earnings per common share, Class B	**0.92**	0.61
Diluted earnings per common share	**0.91**	0.60
Diluted earnings per common share, Class B	**0.91**	0.60

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2007 or 2006, nor are they indicative of future operations of the combined companies under our ownership and management.

QSS Group, Inc.

On January 30, 2007, we acquired all of the outstanding shares of QSS Group, Inc. (QSS), an information technology services company providing services to the U.S. federal government. As a result of the acquisition, we have gained several significant government-wide contracts and expanded both the scope of services and the areas we serve within the Department of Homeland Security and the Department of Defense. The initial purchase price for QSS was $248 million (net of $1 million of cash acquired), $30 million of which is being held in an escrow account for up to approximately eighteen months for potential purchase price adjustments. The purchase price was partially funded by $75 million borrowed under our existing credit facility. The results of operations of QSS and the fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The allocation of the QSS purchase consideration to the assets and liabilities acquired, including goodwill, has not been concluded due to a potential contractual purchase price adjustment relating to working capital targets. The estimated purchase price in excess of the net assets acquired equaled $172 million and was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment and is deductible for tax purposes.

The following table summarizes the adjusted fair values of the QSS assets acquired and the liabilities assumed at the date of acquisition, which was January 30, 2007:

(in millions)	
Current assets	$ 61
Property, equipment and purchased software, net	1
Goodwill	172
Identifiable intangible assets	50
	284
Current liabilities and non-current liabilities	(35)
Total consideration paid as of December 31, 2007	$249

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of the calendar year for each of the periods presented and includes an estimate of interest expense on the amount borrowed against our credit facility and an estimate for amortization expense for identifiable intangible assets that were acquired:

(in millions)	**2007**	2006
Revenue	**$2,637**	$2,564
Income before taxes	**182**	123
Net income	**115**	82
Basic earnings per common share, Class A	**0.94**	0.69
Basic earnings per common share, Class B	**0.94**	0.69
Diluted earnings per common share	**0.92**	0.68
Diluted earnings per common share, Class B	**0.92**	0.68

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2007 or 2006, nor are they indicative of future operations of the combined companies under our ownership and management.

eServ LLC

On February 28, 2006, we acquired substantially all of the assets of eServ LLC (eServ), a provider of product engineering outsourcing services. As a result of the acquisition, we broadened our suite of BPO services for the automotive, manufacturing and industrial services markets. The initial purchase price for eServ was $21 million, of which $3 million is being held in escrow for potential purchase price adjustments. The purchase agreement contains provisions that included an additional payment of up to $4 million in cash in 2008, which is contingent on eServ achieving certain financial targets for 2007. During 2007, we determined that eServ met their financial target for 2006, and we paid $4 million of additional cash consideration. The results of operations of eServ and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The estimated purchase price in excess of the net assets acquired equaled $16 million and was recorded as goodwill on the consolidated balance sheets, was assigned to the Industry Solutions segment, and is deductible for tax purposes. Any additional future payments will be recorded as additional goodwill in the Industry Solutions segment.

The following table summarizes the adjusted fair values of the eServ assets acquired and liabilities assumed at the date of acquisition, which was February 28, 2006:

(in millions)	
Current assets	$ 4
Property, equipment and purchased software, net	2
Goodwill	16
Identifiable intangible assets	5
Other non-current assets	1
	28
Current liabilities	(3)
Total consideration paid as of December 31, 2007	$25

This business is not considered to be material to our consolidated results of operations, financial position, and cash flows.

Other acquisition activity

Technical Management, Inc.

In August 2005, we acquired all of the outstanding shares of Technical Management, Inc. and its subsidiaries, including Transaction Applications Group, Inc. (TAG), a provider of policy administration and business process services to the life insurance and annuity industry. During 2006, we determined that TAG met contractual financial targets for 2005 and we paid $8 million of additional consideration in cash which was recorded as goodwill on the consolidated balance sheets, was assigned to the Industry Solutions segment, and is not deductible for tax purposes.

PrSM Corporation

In July 2005, we acquired all of the outstanding shares of PrSM Corporation (PrSM) for $7 million in cash. PrSM is a safety, environmental and engineering services company that provides services to various government agencies, including the U.S. Department of Energy, the U.S. Department of Defense and NASA. The allocation of the PrSM purchase consideration to the assets and liabilities acquired resulted in goodwill of $7 million, which was assigned to the Government Services segment and is not deductible for tax purposes.

Perot Systems TSI B.V.

In March 1996, we entered into a joint venture with HCL Technologies whereby we each owned 50% of HCL Perot Systems B.V. (HPS), an information technology services company based in India. In December 2003, we acquired HCL Technologies' shares in HPS, and changed the name of HPS to Perot Systems TSI B.V.

For each of the years ended December 31, 2007, 2006, and 2005, we revised our pre-acquisition income tax liabilities, which resulted in a decrease in goodwill of $5 million, $1 million, and $1 million, respectively. These adjustments to goodwill were assigned to the Consulting and Applications Solutions segment, and are not deductible for tax purposes.

Soza & Company, Ltd.

In February 2003, we acquired all of the outstanding shares of Soza & Company, Ltd. (Soza), a professional services company that provides information technology, management consulting, financial services and environmental services primarily to public sector customers. During 2005, we determined that Soza met contractual financial targets for 2004 and we paid additional consideration of $17 million in cash, which was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment, and is not deductible for tax purposes.

ADI Technology Corporation
In July 2002, we acquired all of the outstanding shares of ADI Technology Corporation (ADI), a professional services company that provides technical, information, and management disciplines to the Department of Defense and other governmental agencies. During 2005, we determined that ADI met the financial target for 2004, and we paid $7 million of additional consideration in cash, which was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment, and is not deductible for tax purposes.

Other acquisitions
Additionally, during the year ended December 31, 2005, we paid additional consideration for other acquired businesses that met financial targets that individually and in the aggregate were not material to our consolidated results of operations, financial position or cash flows in the year acquired.

As of December 31, 2007, we have made all payments related to our acquisitions, except for a potential $4 million payment to the sellers of eServ, as described above.

6. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006, by reportable segment are as follows:

(in millions)	Industry Solutions	Government Services	Consulting and Applications Solutions	Total
Balance as of January 1, 2006	$ 250	$128	$ 66	$ 444
Goodwill resulting from eServ acquisition	12	–	–	12
Additional goodwill resulting from TAG acquisition	8	–	–	8
Reclassification of goodwill due to change in reporting units	(15)	–	15	–
Other	–	–	(1)	(1)
Balance as of December 31, 2006	255	128	80	463
Goodwill resulting from the QSS acquisition	–	172	–	172
Goodwill resulting from the JJWild acquisition	79	–	–	79
Other	4	–	(5)	(1)
Balance as of December 31, 2007	$ 338	$300	$ 75	$ 713

During the first quarter of 2006, we combined the Consulting Solutions group, which was previously included in our Commercial Solutions group in the Industry Solutions line of business, with the Applications Solutions line of business. As a result of this change, we allocated the goodwill from the Consulting Solutions group to both the Commercial Solutions group and the Consulting and Applications Solutions line of business based on the relative fair values of the Commercial Solutions group and the Consulting Solutions group.

7. Deferred Contract Costs, Net, and Other Non-Current Assets

Deferred contract costs, net

The balance of deferred contract costs, net, at December 31, 2007 and 2006, relate primarily to deferred contract setup costs, which are amortized on a straight-line basis over the lesser of their estimated useful lives or the term of the related contract. Amortization expense for deferred contract setup costs was $16 million, $11 million, and $5 million for the years ended December 31, 2007, 2006, and 2005, respectively.

During the third quarter of 2006, we modified an existing contract that included both construction services and non-construction services. The construction services related to a software development and implementation project, which was modified to eliminate the fixed-price development and implementation deliverables in the original contract. Following the contract modification in September 2006, we impaired $44 million of the deferred contract costs.

Other non-current assets

Other non-current assets consist of the following as of December 31:

(in millions)	2007	2006
Non-current prepaid assets	$ 9	$ 9
Sales incentives, net	6	8
Identifiable intangible assets, net	62	19
Non-current deferred tax assets	10	7
Non-current tax receivable	13	–
Other non-current assets	13	11
	$113	$54

Sales incentives

In certain arrangements we may pay consideration to the customer at the beginning of a contract as a sales incentive, which is most commonly in the form of cash. This consideration is recorded in other non-current assets on the consolidated balance sheets and is amortized as a reduction to revenue over the term of the related contract. Amortization for sales incentives was $2 million, $3 million, and $3 million for each of the years ended December 31, 2007, 2006, and 2005.

Identifiable intangible assets

Identifiable intangible assets are recorded in other non-current assets in the consolidated balance sheets and are composed of:

	As of December 31, 2007			As of December 31, 2006		
(in millions)	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Service mark	$ 4	$ (2)	$ 2	$ 5	$ (4)	$ 1
Customer-based assets	87	(28)	59	38	(22)	16
Other intangible assets	3	(2)	1	7	(5)	2
Total	$94	$(32)	$62	$50	$(31)	$19

Total amortization expense for identifiable intangible assets was $18 million, $8 million and $6 million, for the years ended December 31, 2007, 2006, and 2005, respectively. Amortization expense is estimated at $18 million, $16 million, $14 million, $11 million and $2 million for the years ended December 31, 2008 through 2012, respectively. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to seven years. The weighted average useful life is approximately five years.

8. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following as of December 31:

(in millions)	2007	2006
Accrued operating expenses	$ 81	$ 72
Accrued subcontractor costs	30	20
Taxes other than income	4	5
Other	19	8
	$134	$105

Accrued operating expenses include liabilities recorded for both corporate and contract-related needs, including accrued liabilities for employee benefit plan costs and other general expenditures. Also included in accrued operating expenses at December 31, 2007, is $8 million of accrued severance from our $18 million cost reduction activity. We expect this liability to be substantially settled by June 30, 2008.

9. Debt

Credit facility

We currently have a credit facility with a syndicate of banks that allows us to borrow up to $275 million that expires in August 2011. Borrowings under the credit facility will be either through loans or letter of credit obligations. The credit facility is guaranteed by certain of our domestic subsidiaries. In addition, we have pledged a portion of the stock of several of our non-domestic subsidiaries as security on the facility. Interest on borrowings varies with usage and begins at an alternate base rate, as defined in the credit facility agreement, or the LIBOR rate plus an applicable spread based upon our debt/EBITDA ratio applicable on such date. We are also required to pay a facility fee based upon the unused credit commitment and certain other fees related to letter of credit issuance. The credit facility requires certain financial covenants, including a debt/EBITDA ratio and a minimum interest coverage ratio, each as defined in the credit facility agreement. In March 2005, we borrowed $77 million against the credit facility. Interest on this borrowing is at a variable rate based on 1 month LIBOR and was 5.32% at December 31, 2007.

In January 2007, we borrowed an additional $75 million in connection with our acquisition of QSS. Interest on this borrowing is at a variable rate based on 3 month LIBOR and was 5.48% at December 31, 2007. We entered into an interest rate swap agreement to effectively convert this borrowing into a fixed-rate instrument with an interest rate of 5.28%.

In August 2007, we borrowed an additional $55 million in connection with our acquisition of JJ Wild. Interest on this borrowing is at a variable rate based on 3 month LIBOR and was 5.58% at December 31, 2007. On August 31, 2007, we entered into an interest rate swap agreement to effectively convert this borrowing into a fixed-rate instrument with an interest rate of 5.33%

We have $68 million currently available under the restated and amended revolving credit facility.

10. Common and Preferred Stock

Class B Convertible Common Stock

The Class B shares were authorized in conjunction with the provisions of the original service agreements with Swiss Bank Corporation, one of the predecessors of UBS AG, which were signed in January 1996. Class B shares are non-voting and convertible into Class A shares, but otherwise are equivalent to the Class A shares.

Under the terms and conditions of the UBS agreements, each Class B share shall be converted, at the option of the holder, on a share-for-share basis, into a fully paid and non-assessable Class A share upon sale of the share to a third-party purchaser under one of the following circumstances: 1) in a widely dispersed offering of the Class A shares; 2) to a purchaser of Class A shares who prior to the sale holds a majority of our stock; 3) to a purchaser who after the sale holds less than 2% of our stock; 4) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or 5) any sale approved by the Federal Reserve Board of the United States.

During 1997, we concluded a renegotiation of the terms of our strategic alliance with UBS. Under these terms and conditions, we sold to UBS 100,000 shares of our Class B stock at a purchase price of $3.65 per share. These shares vested ratably over the ten year term of the agreement and were fully vested as of January 1, 2007.

Under the terms and conditions of the same 1997 agreement, we sold UBS options to purchase 7,234,000 shares of our Class B Common Stock at a non-refundable cash purchase price of $1.125 per option. UBS had exercised all of these options in accordance with this plan by January 2006, resulting in a total of 7,334,000 Class B shares issued. As of December 31, 2006, 5,059,000 shares had been converted to Class A shares, 817,000 shares were outstanding, and 1,458,000 shares had been repurchased from UBS for $19 million and were held as treasury shares. As of December 31, 2007, the 817,000 outstanding shares had been converted to Class A shares and the 1,458,000 treasury shares were retired, resulting in no issued or outstanding Class B shares.

Treasury stock

Treasury stock transactions are accounted for under the cost method. Activity for Class A and Class B Treasury Stock was as follows (shares in thousands and costs in millions):

	Class A Common Stock		Class B Common Stock	
	Shares	Cost	Shares	Cost
Balance at January 1, 2006	1,200	$ 16	1,458	$ 19
Purchased	1,288	18	–	–
Issued for employee incentive plans	(2,401)	(32)	–	–
Balance at December 31, 2006	87	2	1,458	19
Purchased	3,517	47	–	–
Issued for employee incentive plans	(10)	–	–	–
Retired	–	–	(1,458)	(19)
Balance at December 31, 2007	3,594	$ 49	–	$ –

Preferred stock

In July 1998, our Board of Directors approved an amendment to our Certificate of Incorporation that authorized 5 million shares of Preferred Stock, the rights, designations, and preferences of which may be designated from time to time by the Board of Directors. On January 5, 1999, our Board of Directors authorized two series of Preferred Stock in connection with the adoption of a Shareholder Rights Plan: 200,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the Series A Preferred Stock), and 10,000 shares of Series B Junior Participating Preferred Stock, par value $.01 per share (the Series B Preferred Stock and, together with the Series A Preferred Stock, the Preferred Stock).

Stockholder rights plan

As mentioned above, we have entered into a Stockholder Rights Plan, pursuant to which one Class A Right entitles the registered holder to purchase a unit consisting of one one-thousandth of a share of Series A Preferred Stock from us, at a purchase price of $55.00 per share, subject to adjustment. These Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of these Rights may deter certain acquirers from making takeover proposals or tender offers.

Employee stock purchase plan

Eligible associates participate in an employee stock purchase plan (the ESPP), which provides for the issuance of a maximum of 20,000,000 shares of Class A Common Stock and is divided into separate U.S. and Non-U.S plans in order to ensure that United States employees continue to receive tax benefits under Section 421 and 423 of the United States Internal Revenue Code. Eligible employee may have up to 10% of their earnings withheld to be used to purchase shares of our common stock on specified dates determined by the Board of Directors. The price of the common stock purchased under the ESPP will be equal to 85% of the fair value of the stock on the exercise date for the offering period.

11. Stock Options and Stock-Based Compensation

Stock-based compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," which requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method. Prior to the adoption of FAS 123R and as permitted by FAS 123 and FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure," we elected to follow APB 25 and related interpretations in accounting for our employee stock options and implemented the disclosure-only provisions of FAS 123 and FAS 148. Under APB 25, stock compensation expense was recorded when the exercise price of employee stock options was less than the fair value of the underlying stock on the date of grant.

We adopted FAS 123R using the modified prospective method. Under this transition method, stock compensation expense for 2006 included the cost for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, as well as those share-based payments granted subsequent to December 31, 2005. This compensation cost was based on the grant-date fair values determined in accordance with FAS 123 and FAS 123R, which we estimate using the Black-Scholes option pricing model and recognize ratably, less estimated forfeitures, over the vesting period, in direct cost of services or in selling, general and administrative expenses. In addition, upon adoption of FAS 123R we began recording the related deferred income tax benefits associated with stock compensation expense and began reflecting the excess tax benefits of stock-based compensation awards in cash flows from financing activities. Results for prior periods have not been restated.

For the year ended December 31, 2007, stock option compensation expense and costs associated with our employee stock purchase plan (ESPP) recorded in direct cost of services and selling, general and administrative expenses, as well as the decrease in diluted earnings per common share, were as follows:

(in millions)	2007	2006
Direct cost of services	$ 3	$ 6
Selling, general and administrative expenses	9	8
Total stock compensation expense from stock options and ESPP	12	14
Stock compensation expense from stock options and ESPP, net of tax	8	10
Basic earnings per common share, Class A	$0.06	$0.08
Basic earnings per common share, Class B	$0.06	$0.08
Diluted earnings per common share	$0.06	$0.08
Diluted earnings per common share, Class B	$0.06	$0.08

Stock compensation expense related to restricted stock units was $4 million ($2 million net of tax), $3 million ($2 million net of tax), and $3 million ($2 million net of tax) for the years ended December 31, 2007, 2006, and 2005, respectively.

At December 31, 2007, there was $41 million of total unrecognized compensation cost, net of expected forfeitures, related to non-vested options and restricted stock units, which is expected to be recognized over a weighted-average period of 2.1 years.

The following table illustrates the effect on net income and earnings per common share as if we had elected to adopt the expense recognition provisions of FAS 123 for the years ended December 31, 2005:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions)	2005
Net income	
As reported	$ 111
Add: stock-based compensation expense included in reported net income, net of related tax effects	2
Less: total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(27)
Pro forma	$ 86
Earnings per share of common stock	
As Reported:	
Basic earnings per common share, Class A	$ 0.94
Basic earnings per common share, Class B	$ 0.94
Diluted earnings per common share	$ 0.91
Diluted earnings per common share, Class B	$ 0.91
Pro forma:	
Basic earnings per common share, Class A	$ 0.73
Basic earnings per common share, Class B	$ 0.73
Diluted earnings per common share	$ 0.72
Diluted earnings per common share, Class B	$ 0.72

We utilize the Black-Scholes option pricing model to calculate our actual and pro forma stock-based employee compensation expense and the assumptions used for each period are as follows:

	2007	2006	2005
Weighted average risk free interest rates	**4.9%**	4.7%	4.4%
Weighted average life (in years)	**5.0**	5.0	4.6
Volatility	**23%**	31%	43%
Expected dividend yield	**0%**	0%	0%
Weighted average grant-date fair value per share of options granted at fair market value	**$4.68**	$ 5.32	$ 6.05
Weighted average grant-date fair value per share of options granted above fair market value	**$ –**	$ –	$ 3.14

Prior to January 1, 2006, with the exception of grants with cliff vesting and acceleration features, the expected life of each grant was generally estimated to be a period equal to one half of the vesting period, plus one year. The expected life for cliff vesting grants was generally equal to the vesting period, and the expected life for grants with acceleration features was estimated to be equal to the midpoint of the vesting period. For those stock options granted subsequent to December 31, 2005, we estimated the expected life of each grant as the weighted average expected life of each tranche of the granted option, which was determined based on the sum of each tranche's vesting period plus one-half of the period from the vesting date of each tranche to its expiration. For the years subsequent to December 31, 2005, expected volatility of our stock price was based on implied volatilities from traded options on our common stock and on historical volatility over the expected term of the granted option. For the year ended December 31, 2005, expected volatility of our stock price was based on only historical volatility over the expected term of the granted option. The estimated fair value is not intended to predict actual future events or the value ultimately realized by employees who receive equity awards.

To reduce future stock option compensation expense that we would otherwise recognize in our consolidated income statements with the adoption of FAS 123R, "Share-Based Payments," and to further advance our corporate compensation objectives, in November 2005 we extended an offer to eligible employees to exchange certain unvested stock options to purchase Class A common stock for fully vested replacement stock options to purchase 90% of the original number of shares of our Class A common stock. The stock options that were eligible to be exchanged were only those options to purchase shares of our Class A common stock at $25.00 per share that were scheduled to vest in March 2010. Of the 2,861,000 stock options eligible for exchange, employees representing approximately 72% of the eligible options accepted the offer, and we granted 1,859,000 fully vested replacement stock options to those employees. Also to reduce future stock option compensation expense, we accelerated the vesting for the remaining 795,000 stock options, but the underlying shares resulting from the future exercise of these stock options may not be sold prior to the original vesting date in March 2010. As a result of the offer and the acceleration of the remaining 795,000 stock options, our 2005 pro forma net income and diluted earnings per common share above were reduced by $12 million and $0.10, respectively.

Description of stock-based compensation plans

Below are descriptions of our active stock-based compensation plans, as well as our 1996 Non-Employee Director Stock Option/Restricted Stock Plan and our 1991 Stock Option Plan, under which a significant number of stock options remain outstanding.

2001 Long-Term Incentive Plan

In 2001, we adopted the 2001 Long-Term Incentive Plan under which employees, directors, or consultants may be granted stock options, stock appreciation rights, and restricted stock or may be issued cash awards, or a combination thereof. Under the 2001 Plan, stock option awards may be granted in the form of incentive stock options or non-statutory stock options. The exercise price of any incentive stock option issued is the fair market value on the date of grant, and the term of which may be no longer than ten years from the date of grant. The exercise price of a non-statutory stock option may be no less than 85% of the fair value on the date of grant, except under certain conditions specified in the 2001 Plan, and the term of a non-statutory stock option may be no longer than eleven years from the date of grant. The vesting period for all options is determined upon grant date, and the options usually vest over a three- to ten-year period, and in some cases can be accelerated through attainment of performance criteria. The options are exercisable from the vesting date, and unexercised vested options are canceled following the expiration of a certain period after the employee's termination date.

2006 Non-Employee Director Equity Compensation Plan

In 2006, we adopted the 2006 Non-Employee Director Equity Compensation Plan. This plan provides for the issuance of up to 500,000 Class A common shares to non-employee Board members at a designated amount on June 1 of every year. Shares under the plan would be immediately vested upon the grant date and would have no restrictions. The non-employee Board members may elect to defer receipt of a future stock award to the date his or her service terminates.

1996 Non-Employee Director Stock Option/Restricted Stock Plan

In 1996, we adopted the 1996 Non-Employee Director Stock Option/Restricted Stock Plan. No new shares or options will be granted under this plan as the plan was terminated in 2006; however, provisions of this plan will remain in effect for all currently outstanding options granted under this plan. This plan provided for the issuance of up to 800,000 Class A common shares or options to Board members who are not our employees. Shares or options issued under the plan are subject to one- to five-year vesting, with options expiring after an eleven-year term. The purchase price for shares issued and exercise price for options issued is the fair value of the shares at the date of issuance. Other restrictions were established upon issuance. The options are exercisable from the vesting date, and unexercised vested options are canceled following the expiration of a certain period after the Board member's termination date.

1991 Stock Option Plan

In 1991, we adopted the 1991 Stock Option Plan, which was amended in 1993 and 1998. No additional stock options will be granted under this plan as the plan was terminated in 2001; however, provisions of this plan will remain in effect for all outstanding options that were granted under this plan. Pursuant to the 1991 Plan, options to purchase Class A common shares could be granted to eligible employees. Prior to the date of our initial public offering, such options were generally granted at a price not less than 100% of the fair value of our Class A common shares, as determined by the Board of Directors and based upon an independent third-party valuation.

Subsequent to our initial public offering date, the exercise price for options issued was the fair market value of the shares on the date of grant. The stock options vest over a three- to ten-year period based on the provisions of each grant, and in some cases can be accelerated through the attainment of performance criteria. The options are usually exercisable from the vesting date, and unexercised vested options are canceled following the expiration of a certain period after the employee's termination date.

Activity in our stock-based compensation plans

Activity in stock options for Class A Common Stock was as follows (options in thousands):

	2007		2006		2005	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1	**18,169**	**14.42**	25,342	14.81	29,904	14.68
Granted	**1,636**	**15.38**	1,543	14.89	3,755	19.26
Exercised	**(1,929)**	**8.39**	(3,451)	8.54	(2,306)	6.08
Forfeited	**(1,636)**	**16.91**	(5,265)	20.33	(6,011)	20.27
Outstanding at December 31	**16,240**	**15.00**	18,169	14.42	25,342	14.81
Exercisable at December 31	**10,240**	**15.37**	10,731	14.97	15,702	16.14

For outstanding and exercisable options at December 31, 2007, the weighted average remaining contractual term (in years) is 4.03 and 3.54 respectively. For outstanding and exercisable options at December 31, 2007, the aggregate intrinsic value is $17 million and $14 million, respectively.

The following table summarizes information about options for Class A Common Stock outstanding at December 31, 2007 (options in thousands):

	Options Outstanding			Options Exercisable	
Range of Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Options	Weighted Average Exercise Price
$ 1.88 - $ 5.00	**262**	**$ 3.10**	**.94**	**241**	**$ 3.08**
$ 5.01 - $10.00	**1,947**	**9.69**	**4.29**	**1,943**	**9.69**
$10.01 - $15.00	**7,595**	**13.00**	**3.80**	**3,831**	**12.62**
$15.01 - $20.00	**3,374**	**15.80**	**5.19**	**1,328**	**16.30**
$20.01 - $25.00	**3,062**	**23.46**	**3.42**	**2,897**	**23.42**
Total	**16,240**	**15.00**	**4.03**	**10,240**	**15.37**

We have 50,246,606 shares reserved for issuance under our equity compensation plans.

The following table summarizes information about the aggregate intrinsic value and income tax benefits from the exercise of our Class A stock options and the vesting of restricted stock units during the years ended December 31, 2007, 2006, and 2005, as well as the amount of cash received from our stock-based compensation arrangements for the same periods:

(in millions)	2007	2006	2005
Aggregate intrinsic value of Class A stock options exercised and restricted stock units vested	**$ 20**	$ 25	$ 20
Income tax benefits from the exercise of Class A stock options and restricted stock units vested	**7**	9	5
Cash received from our stock-based compensation arrangements	**25**	37	21

Of the total income tax benefit of $7 million, $9 million, and $5 million for the years ended December 31, 2007, 2006, and 2005, respectively, $4 million and $7 million, for 2007 and 2006, was reflected as excess tax benefits from stock-based compensation arrangements in net cash provided by financing activities in our consolidated statements of cash flow for the same period. There was no excess tax benefit for the year ended December 31, 2005. In addition, upon adoption of FAS 123R, we reclassified the deferred compensation balance at December 31, 2005, of $11 million, which related primarily to the unearned compensation expense on restricted stock units, to additional paid-in capital.

The number of outstanding nonvested restricted stock units was 1,010,000, 957,000, and 807,000 for the years ended December 31, 2007, 2006, and 2005, respectively, with a weighted-average grant-date fair value per share of $14.90, $14.60, and $14.42, respectively. The number of restricted stock units that vested or forfeited during the years ended December 31, 2007 and 2006 was insignificant.

12. Comprehensive Income

Total comprehensive income, net of tax, was as follows:

(in millions)	2007	2006	2005
Net income	$115	$ 81	$111
Foreign currency translation adjustments	10	7	–
Net unrealized gain on foreign exchange forward contracts and interest rate swaps	1	–	–
Total comprehensive income	$126	$ 88	$111

The related net change associated with hedging transactions for our derivative financial instruments designated as hedges under FAS 133 for the year ended December 31, 2007, was as follows:

(in millions)	
Accumulated gain at December 31, 2006	$ –
Net unrealized gain on hedging transactions	1
Reclassifications into earnings	–
Total accumulated gain at December 31, 2007	$ 1

13. Customer Contract Terminations

In the fourth quarter of 2007, we received notice from a client that it would end the current services agreements. As a result, we realized contract termination-related revenue and gross profit of approximately $59 million and $46 million, respectively, consisting of a contractually-obligated termination fee of $26 million and recognition of revenue and costs that were previously deferred of $33 million and $13 million, respectively.

In 2001, we entered into a long-term fixed-price IT outsourcing contract with a customer that included various non-construction services and a construction service, which was an application development project. In 2003, we recorded losses on this contract totaling approximately $37 million, and we exited the contract. We completed the services necessary to transition certain functions back to the customer during the fourth quarter of 2003. In 2004, we filed a claim in arbitration to recover amounts we believed were due under this contract, and the other party filed counterclaims. In the second quarter of 2005, we settled this dispute, which resulted in a payment to us of approximately $7 million and a reduction of liabilities of approximately $3 million, both of which were recorded as a reduction to direct cost of services in 2005.

14. Income Taxes

Income before taxes for the years ended December 31 was as follows:

(in millions)	2007	2006	2005
Domestic	$141	$ 77	$137
Foreign	41	43	43
	$182	$120	$180

The provision for income taxes charged to operations was as follows:

(in millions)	2007	2006	2005
Current:			
U.S. federal	$53	$ 44	$42
State and local	8	4	5
Foreign	7	7	11
Total current	68	55	58
Deferred:			
U.S. federal	1	(15)	10
State and local	–	–	1
Foreign	(2)	(1)	–
Total deferred	(1)	(16)	11
Total provision for income taxes	$67	$ 39	$69

The tax benefits recorded directly to additional paid-in-capital from stock options exercised and restricted stock units vested were $5 million, $20 million, and $3 million in 2007, 2006, and 2005, respectively.

We have foreign net operating loss carryforwards of $47 million to offset future foreign taxable income that do not expire. We have U.S. federal net operating loss carryforwards of $11 million that may be used to offset future taxable income and will begin to expire in 2018. We have state net operating losses that expire over the next 20 years. We also have state income tax credits of $4 million that may be used to offset future Nebraska income tax liability and will begin to expire in 2016.

Deferred tax assets (liabilities) consist of the following at December 31:

(in millions)	2007	2006
Accrued liabilities	$ 63	$ 45
Accrued revenue	4	22
Loss carryforwards	17	15
Property and equipment	10	9
Stock-based compensation	7	4
Tax credits	4	4
Bad debt reserve	4	2
Other	6	3
Gross deferred tax assets	115	104
Deferred costs	(35)	(25)
Intangible assets	(28)	(20)
Investments in subsidiaries	(11)	(11)
Other	(1)	(1)
Gross deferred tax liabilities	(75)	(57)
Valuation allowance	(14)	(15)
Net deferred tax assets	$ 26	$ 32

Based upon our estimates of future taxable income and a review of available tax planning strategies, we believe it is more likely than not that $26 million of net deferred tax assets will be realized, resulting in a valuation allowance at December 31, 2007, of $14 million relating primarily to certain foreign jurisdictions. The valuation allowance decreased by $1 million during 2007, including $2 million recorded as a component of income tax expense, offset by an increase of $1 million due to foreign currency translation adjustments on our foreign valuation allowances.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before taxes, as a result of the following differences:

(in millions)	2007	2006	2005
Statutory U.S. tax rate	$ 64	$ 42	$63
State and local taxes, net of federal benefit	6	2	4
Nondeductible items	2	2	1
U.S. rates in excess of foreign rates and other	(3)	(5)	(4)
	69	41	64
Valuation allowance	(2)	(2)	2
Tax on repatriation of foreign earnings pursuant to the Act	–	–	3
Total provision for income taxes	$ 67	$ 39	$69

Income tax expense for 2005 included $3 million of income tax expense on $42 million of foreign earnings repatriated pursuant to the Act. We do not provide for U.S. income tax on the undistributed earnings of our non-U.S. subsidiaries. Except for the aforementioned amounts repatriated pursuant to the Act, we intend to either permanently invest our non-U.S. earnings or remit such earnings in a tax-free manner. The cumulative amount of undistributed earnings (as calculated for income tax purposes) of our non-U.S. subsidiaries was approximately $232 million at December 31, 2007, and $182 million at December 31, 2006. Such earnings include pre-acquisition earnings of non-U.S. entities acquired through stock purchases and are intended to be invested outside of the U.S. indefinitely. The ultimate tax liability related to repatriation of our undistributed earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

While we are subject to examination by the tax authorities in each of the jurisdictions where we operate, our principal tax jurisdictions are the United States, India, and the United Kingdom. The Internal Revenue Service has completed its examination of our U.S. Federal income tax returns for the tax years ended December 31, 2003, and December 31, 2004, and we are currently appealing various issues. While the resolution of any issues under audit may result in income tax liabilities that are significantly different than the recorded liabilities, management believes the ultimate resolution of these matters will not have a material effect on the Company's consolidated financial position or results of operation. In addition, the IRS has informed us of their intent to audit the Company for the tax years ended December 31, 2005 and 2006. We have previously received a closing agreement from the IRS, which effectively closed all tax years prior to 2003 from further examination. We are also under examination in India for the fiscal years ended March 31, 2002 through March 31, 2006, and are under examination in the United Kingdom for calendar year 2005.

Certain of our subsidiaries in India, Singapore, Malaysia, and the Philippines have qualified for tax holidays and incentives. The 2007 tax benefit relating to these tax holidays and incentives was approximately $7 million (approximately $0.05 per diluted share). Our India tax holidays were granted to Software Technology Parks and were scheduled to expire beginning March 2006 through March 2009. Our Singapore tax incentives were granted to encourage business development and expansion over a five-year period, which expires in September 2008. Our Malaysian subsidiary was granted Pioneer status, which qualified the company for a five-year tax holiday that expired in July 2007. Our Philippine subsidiary has been designated as an Ecozone IT Enterprise by the Philippine Economic Zone Authority, granting the company a four-year tax holiday expiring in August 2010.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which clarifies the accounting for and disclosure of uncertainty in tax positions. Additionally, FIN 48 provides guidance on the recognition, measurement, derecognition, classification and disclosure of tax positions and on the accounting for related interest and penalties. As a result of the implementation of FIN 48, we recognized an $18 million decrease in the reserves for uncertain tax positions, which was recognized as an $8 million increase to retained earnings, a $5 million decrease to goodwill to adjust unrecognized benefits recorded in the cost of acquired companies and a $5 million increase to additional paid in capital to adjust uncertain positions recorded as a component of shareholders' equity. Following our adoption of FIN 48, the gross balance of reserves for uncertain tax positions was $15 million at January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	$15
Additions based on tax positions related to the current year	1
Additions based on tax positions related to prior years	1
Settlements	0
Balance at December 31, 2007	$17

The gross balance of reserves for uncertain tax positions of $17 million excluded $4 million of offsetting tax benefits, primarily from international tax treaties, which provide for relief from double taxation. The net unrecognized tax benefits of $13 million includes $11 million that, if recognized, would benefit our effective income tax rate and $2 million that, if recognized, would reduce goodwill.

We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Accrued interest and penalties related to unrecognized tax benefits were approximately $2 million as of both January 1, 2007 and December 31, 2007. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

15. Segment and Certain Geographic Data

We offer our services under three primary lines of business: Industry Solutions, Government Services, and Consulting and Applications Solutions. We consider these three lines of business to be reportable segments and include financial information and disclosures about these reportable segments in our consolidated financial statements. Operating segments that have similar economic and other characteristics have been aggregated to form our reportable segments. We routinely evaluate the historical performance of and growth prospects for various areas of our business, including our lines of business, delivery groups, and service offerings. Based on a quantitative and qualitative analysis of varying factors, we may increase or decrease the amount of ongoing investment in each of these business areas, make acquisitions that strengthen our market position, or divest, exit, or downsize aspects of a business area. During the past several years, we have used acquisitions to strengthen our service offerings for applications development and maintenance and business process services.

Industry Solutions, our largest line of business, provides services to our customers primarily under long-term contracts in strategic relationships. These services include technology and business process services, as well as industry domain-based, short-term project and consulting services. The Government Services segment provides consulting, engineering support, and technology-based business process solutions for the Department of Defense, the Department of Homeland Security, the Department of Education, NASA, various federal intelligence agencies, and other governmental agencies. In the first quarter of 2006, we combined the Consulting Solutions group, which was previously included in our Commercial Solutions group in the Industry Solutions line of business, with the Applications Solutions line of business. This combined line of business, Consulting and Applications Solutions, provides global consulting and integration services, applications development and management services, and applications outsourcing services to our global client base. These services are delivered on-site and offshore, providing innovative industry-focused solutions. "Other" includes our remaining operating areas and corporate activities, income and expenses that are not related to the operations of the other reportable segments, and the elimination of intersegment revenue and direct cost of services of approximately $92 million, $51 million, and $44 million for the years ended December 31, 2007, 2006, and 2005, respectively, related to the provision of services by the Consulting and Applications Solutions segment to the Industry Solutions segment. The assets reported in "Other" consist primarily of cash and cash equivalents, short-term investments, and our corporate headquarters facility.

The reportable segments follow the same accounting policies that we use for our consolidated financial statements as described in the summary of significant accounting policies. Segment performance is evaluated based on income before taxes, exclusive of income and expenses that are included in the "Other" category. Substantially all corporate and centrally incurred costs are allocated to the segments based principally on expenses, employees, square footage, or usage.

The following is a summary of certain financial information by reportable segment as of and for the years ended December 31, 2007, 2006, and 2005.

(in millions)	Industry Solutions	Government Services	Consulting and Applications Solutions	Other	Total
2007:					
Revenue	**$1,840**	**$554**	**$310**	**$ (92)**	**$2,612**
Depreciation and amortization	**73**	**15**	**6**	**10**	**104**
Income before taxes	**135**	**26**	**42**	**(21)**	**182**
Total assets	**877**	**518**	**212**	**293**	**1,900**
2006:					
Revenue	$1,803	$291	$255	$ (51)	$2,298
Depreciation and amortization	58	5	7	9	79
Income before taxes	65	19	35	1	120
Total assets	687	211	189	494	1,581
2005:					
Revenue	$1,534	$272	$236	$ (44)	$1,998
Depreciation and amortization	39	5	7	8	59
Income before taxes	125	16	39	–	180
Total assets	632	215	221	303	1,371

Financial information for 2005 has been adjusted to reflect the combination in 2006 of the Consulting Solutions group with the Applications Solutions line of business.

As discussed above in Note 13, "Customer Contract Terminations," during the fourth quarter of 2007, we recorded $59 million of revenue related to a termination fee, which resulted in an additional $48 million dollars in additional gross margin in the Industry Solutions segment.

During the fourth quarter of 2007, we recorded $18 million of expense in selling, general and administrative costs associated with cost reduction activities. This charge is included in the Other segment.

During the third quarter of 2006, we recorded $44 million of expense in direct cost of services associated with the impairment of deferred software development and implementation costs related to the modification of the existing contract. This charge is included in the Industry Solutions segment.

Summarized below is the financial information for each geographic area. "All Other" includes financial information from other foreign countries in which we provide services, including the following countries: Australia, Canada, China, France, Germany, Ireland, Italy, Japan, Malaysia, Mexico, the Netherlands, the

Philippines, Romania, Singapore, Switzerland, and United Arab Emirates. Revenue for each country is based primarily on where the services are performed.

(in millions)	2007	2006	2005
United States:			
Total revenue	**$2,294**	$1,894	$1,641
Long-lived assets at December 31	**196**	183	145
United Kingdom:			
Total revenue	**110**	179	168
Long-lived assets at December 31	**1**	1	1
India:			
Total revenue	**86**	75	62
Long-lived assets at December 31	**35**	33	34
All Other:			
Total revenue	**122**	150	127
Long-lived assets at December 31	**3**	3	–
Consolidated:			
Total revenue	**2,612**	2,298	1,998
Long-lived assets at December 31	**235**	220	180

For the years ended December 31, 2006 and 2005 revenue from one customer, UBS, comprised approximately 13% and 15% of total revenue, respectively. Our outsourcing agreement with UBS, which represented approximately 12% and 13% of our consolidated revenue for the years ended December 31, 2006 and December 31, 2005, respectively, ended on January 1, 2007. We continue to provide applications services to UBS, which are provided outside the scope of the infrastructure outsourcing contract.

16. Commitments and Contingencies

Operating leases and maintenance agreements

We have commitments related to data processing facilities, office space and computer equipment under non-cancelable operating leases and fixed maintenance agreements for remaining periods ranging from one to ten years. Future minimum commitments under these agreements as of December 31, 2007, are as follows:

Year ended December 31:	Lease and Maintenance Commitments
	(in millions)
2008	$ 56
2009	39
2010	23
2011	16
2012	11
Thereafter	29
Total	$174

Minimum payments have not been reduced by minimum sublease rental income of $6 million due in the future under non-cancelable subleases. We are obligated under certain operating leases for our pro rata share of the lessors' operating expenses. Rent expense was $72 million, $57 million, and $44 million for the years ended December 31, 2007, 2006, and 2005, respectively. Additionally, as of December 31, 2007 and 2006, we maintained a provision balance of $2 million and $3 million, respectively, relating to unused lease space.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Federal government contracts

Despite the fact that a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, the U.S. government normally funds these projects on an annual or more frequent basis. Generally, the government has the right to change the scope of, or terminate, these projects at its discretion or as a result of changes in laws or regulations that might affect our ability to qualify to perform the projects. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Our federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency (DCAA) and other federal agencies. These audits may result in adjustments to contract costs and fees reimbursed by our federal customers. The DCAA has completed audits of our contracts through fiscal year 2004.

Contract-related contingencies

We have certain contingent liabilities that arise in the ordinary course of providing services to our customers. These contingencies are generally the result of contracts that require us to comply with certain level of effort or performance measurements, certain cost-savings guarantees, or the delivery of certain services by a specified deadline.

Litigation

We are, from time to time, involved in various litigation matters. We do not believe that the outcome of the litigation matters in which we are currently a party, either individually or taken as a whole, will have a material adverse effect on our consolidated financial condition, results of operations, or cash flows. However, we cannot predict with certainty any eventual loss or range of possible loss related to such matters.

We currently purchase and intend to continue to purchase the types and amounts of insurance coverage customary for the industry and geographies in which we operate. We have evaluated our risk and consider the coverage we carry to be adequate both in type and amount for the business we conduct.

IPO Allocation Securities Litigation

In July and August 2001, we, as well as some of our current and former officers and directors and the investment banks that underwrote our initial public offering, were named as defendants in two purported class action lawsuits seeking unspecified damages for alleged violations of the Securities Exchange Act of 1934 and the Securities Act of 1933. These cases focus on alleged improper practices of investment banks. Our case has been consolidated for pretrial purposes with approximately 300 similar cases in the IPO Allocation Securities Litigation. We had accepted a settlement proposal presented to all issuer defendants under which plaintiffs would dismiss and release all claims against all issuer defendants, in exchange for an assurance by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases that the plaintiffs will achieve a minimum recovery of $1 billion (including amounts recovered from the underwriters).

In December 2006, the Second Circuit Court of Appeals vacated the class certifications in the IPO class action test cases, finding the predominance of common questions over individual questions that is required for class certification cannot be met by those plaintiffs. The plaintiffs are seeking certification of a narrower class at the trial court level. At the request of the issuer defendants, the trial court has terminated the settlement approval process.

Other

In addition to the matters described above, we have been, and from time to time are, named as a defendant in various legal proceedings in the normal course of business, including arbitrations, class actions and other litigation involving commercial and employment disputes. Certain of these proceedings include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We are contesting liability and/or the amount of damages, in each pending matter.

Guarantees and indemnifications

We have applied the disclosure provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," to our agreements that contain guarantee or indemnification clauses. FIN 45 requires us to disclose certain types of guarantee and indemnification arrangements, even if the likelihood of our being required to perform under these arrangements is remote. The following is a description of arrangements in which we are a guarantor, as defined by FIN 45.

We are a party to a variety of agreements under which we may be obligated to indemnify another party. Typically, these obligations arise in the context of contracts under which we agree to hold the other party harmless against losses arising from certain matters, which may include death or bodily injury, loss of or damage to tangible personal property, improper disclosures of confidential information, infringement or misappropriation of copyrights, patent rights, trade secrets or other intellectual property rights, breaches of third party contract rights, and violations of certain laws applicable to our services, products, or operations. The indemnity obligation in these arrangements is customarily conditioned on the other party making an adverse claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge the other party's claims. The term of these indemnification provisions typically survives in perpetuity after the applicable contract terminates. It is not possible to predict the maximum potential amount of future payments under these or similar agreements, due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. However, we have purchased and expect to continue to purchase a variety of liability insurance policies, which are expected, in most cases, to offset a portion of our financial exposure to claims covered by such policies (other than claims relating to the infringement or misappropriation of copyrights, patent rights, trade secrets or other intellectual property). In addition, we have not historically incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, we believe the likelihood of a material liability under these arrangements is remote. Accordingly, we have no significant liabilities recorded for these agreements as of December 31, 2007.

We include warranty provisions in substantially all of our customer contracts in the ordinary course of business. These provisions generally provide that our services will be performed in an appropriate and legal manner and that our products and other deliverables will conform in all material respects to specifications agreed between our customer and us. Our obligations under these agreements may be limited in terms of time or amount or both. In addition, we have purchased and expect to continue to purchase errors and omissions insurance policies, which are expected, in most cases, to limit our financial exposure to claims covered by such policies. Because our obligations are conditional in nature and depend on the unique facts and circumstances involved in each particular matter, we record liabilities for these arrangements only on a case by case basis when management determines that it is probable that a liability has been incurred. As of December 31, 2007, we have no significant liability recorded for warranty claims.

17. Retirement Plan and Other Employee Trusts

Our eligible associates participate in the Perot Systems 401(k) Retirement Plan, a qualified defined contribution retirement plan. The plan year is the calendar year. The plan allows eligible employees to contribute between 1% and the IRS limit of their annual compensation, including overtime pay, incentive compensation and commissions. We match 100% of employees' contributions, up to a maximum of 4% of the employee's compensation, and provide for immediate vesting of all company matching contributions. Employees are not allowed to invest funds in our Class A Common Stock; however, the plan does allow for our matching contributions to be paid in the form of Class A Common Stock, and employees are not restricted in selling any such stock. Our contributions, which were all made in cash, were $31 million, $26 million, and $23 million for the years ended December 31, 2007, 2006, and 2005, respectively.

18. Supplemental Cash Flow Information

(in millions)	2007	2006	2005
Cash paid for interest	$10	$ 5	$ 3
Cash paid for income taxes, net	$52	$50	$31
Non-cash investing and financing activities:			
Long-term debt assumed in acquisition of a business	$ –	$ –	$ 3
Capital lease obligations incurred	$ 7	$ –	$ –

19. Related Party Transactions

We are providing information technology and energy management services for Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. This contract was scheduled to expire on January 31, 2007. However, an extension signed in January 2007 will keep this contract in effect until January 31, 2017. Following this period, the contract will automatically extend for consecutive one-year renewal terms. This contract includes provisions under which we may be penalized if our actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2007, 2006, and 2005, we recorded revenue of $1,910,000, $2,086,000 and $1,624,000 and direct cost of services of $1,543,000, $1,656,000 and $1,229,000 respectively. As of December 31, 2007 and 2006, accounts receivables of Perot Systems with Hillwood Enterprise, L.P. were $311,000 and $438,000, respectively.

During 2002, we subleased to Perot Services Company, LLC, which is controlled and owned by Ross Perot, approximately 23,000 square feet of office space at our Plano, Texas, facility. Rent over the term of the lease was approximately $422,000 per year. The initial lease term was 2 1/2 years with one optional 2-year renewal period, and the renewal period was exercised in accordance with the terms of the sublease. In 2007, a new lease agreement was signed through 2015 for the same amount of square footage. Rent over the term of the lease is approximately $446,000 per year. The rates were determined by an independent firm to be consistent with the market for comparable space.

We have a corporate AAirpass program with American Airlines, Inc. under which we prepay for mileage that our associates use for business travel. Historically, the use of prepaid miles has resulted in lower travel costs than refundable tickets for most travel itineraries. Employees of Hillwood Development Company LLC, Perot Services Company, LLC, and their affiliated corporations, as well as members of the Perot family, also use this AAirpass program. These parties reimburse us for the prepaid miles that they use. During 2007, these parties used approximately $752,000 in prepaid miles under our AAirpass program. We benefit from this arrangement because we have a commitment to American Airlines to purchase a minimum number of miles under the AAirpass program, and the miles used by these related parties are counted toward fulfilling that commitment.

One of our wholly-owned Indian subsidiaries engages in certain transactions with the family of Anurag Jain, a Vice President of Perot Systems who became one of our executive officers on July 10, 2007. Prior to the time Mr. Jain became an executive officer, we entered into leases in 2003 and 2004 for certain properties in Chennai, India with, and began purchasing electric power in May 2007 from, members of Mr. Jain's family and a partnership owned and controlled by Mr. Jain and his family members. On July 16, 2007, we extended and modified the terms of certain of the leases that were expiring. In addition, on November 29, 2007, our subsidiary entered into an addendum to one of its property leases to add an additional part of the building to the lease. During 2007, we paid affiliates of Mr. Jain approximately $630,000 in lease payments and approximately $200,000 for electric power.

20. Earnings Per Common Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per share of common stock computations under the two class method:

(in thousands, except per share data)	2007	2006	2005
Basic Earnings per Common Share			
Net income allocated to Class A common shares(1)	$114,509	$ 79,984	$109,322
Weighted average common shares outstanding, Class A	121,759	118,686	115,973
Basic earnings per common share	$ 0.94	$ 0.67	$ 0.94
Net income allocated to Class B common shares(1)	$ 532	$ 550	$ 1,798
Weighted average common shares outstanding, Class B	566	817	1,907
Basic earnings per common share	$ 0.94	$ 0.67	$ 0.94
Diluted Earnings per Common Share			
Net income(2)	$115,041	$ 80,534	$ 111,120
Weighted average common shares outstanding	122,325	119,503	117,880
Incremental shares assuming dilution	2,325	2,615	3,987
Weighted average diluted common shares outstanding(3)	124,650	122,118	121,867
Diluted earnings per common share	$ 0.92	$ 0.66	$ 0.91
Net income allocated to Class B common shares(4)	$ 522	$ 538	$ 1,792
Weighted average common shares outstanding, Class B	566	817	1,965
Diluted earnings per common share, Class B	$ 0.92	$ 0.66	$ 0.91

(1) Net income is allocated to Class A and Class B common shares based on weighted average common shares attributable to each class of stock.

(2) For purposes of the diluted net income per share computation for common stock, shares of Class B are assumed to be converted; therefore, 100% of net income is allocated to common stock.

(3) Class B shares are assumed to be converted in the weighted average diluted common shares outstanding.

(4) Net income is allocated to class B common shares based on the weighted average diluted common shares attributable to each class of stock.

For the years ended December 31, 2007, 2006, and 2005, outstanding options to purchase 3,484,000, 7,314,000 and 11,903,000 shares, respectively, of our common stock were not included in the computation of diluted earnings per common share because including them would be anti-dilutive. For the years ended December 31, 2007 and 2006, we determined whether an option was dilutive or anti-dilutive by comparing the average market price of our common shares for that period to the aggregate assumed proceeds from each stock option, measured as the sum of the assumed cash proceeds and excess tax benefits that would be recorded upon the exercise of each stock option and the average unearned compensation cost for each stock option. For the year ended December 31, 2005, we determined whether an option was dilutive or anti-dilutive based on the exercise prices for each option as compared to the average market price of our common shares for that period.

21. Supplemental Quarterly Financial Data (Unaudited)

(in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2007:				
Revenue[1]	$ 590	$ 635	$ 655	$ 732
Direct cost of services	485	529	542	574
Gross profit[1]	105	106	113	158
Net income[2]	23	23	25	44
Earnings per share of common stock:				
Basic, Class A[3]	$ 0.19	$ 0.19	$0.20	$ 0.36
Basic, Class B[3]	$ 0.19	$ 0.19	$0.20	$ 0.36
Diluted[3]	$ 0.19	$ 0.18	$0.20	$ 0.35
Diluted, Class B[3]	$ 0.19	$ 0.18	$0.20	$ 0.35
Year Ended December 31, 2006:				
Revenue	$ 542	$ 572	$ 583	$ 601
Direct cost of services[4]	443	463	514	485
Gross profit	99	109	69	116
Net income	23	26	–	32
Earnings per share of common stock:				
Basic, Class A[3]	$ 0.19	$ 0.22	$ –	$ 0.26
Basic, Class B[3]	$ 0.19	$ 0.22	$ –	$ 0.26
Diluted[3]	$ 0.19	$ 0.21	$ –	$ 0.26
Diluted, Class B[3]	$ 0.19	$ 0.21	$ –	$ 0.26

(1) In the fourth quarter of 2007, we received notice from a customer that it would end the current services agreement. In relation to this, we realized contract termination-related revenue and gross profit of approximately $59 million and $46 million, respectively, consisting of a contractually-obligated termination fee of $26 million and recognition of revenue and costs that were previously deferred of $33 million and $13 million, respectively.

(2) In the fourth quarter of 2007, we incurred severance expense of $18 million in selling, general, and administrative expenses associated with cost reduction activities we implemented.

(3) Due to changes in the weighted average common shares outstanding per quarter and the impact of rounding earnings per share to the nearest penny each quarter, the sum of basic and diluted earnings per common share per quarter may not equal the basic and diluted earnings per common share for the applicable year.

(4) In the third quarter of 2006, we recorded $44 million of expense in direct cost of services associated with the impairment of deferred software development and implementation costs relating to the modification of an existing contract.

CORPORATE INFORMATION

Annual Report/Form 10-K

Publications of interest to current and potential Perot Systems investors are available from the Investor Relations Department. These include annual and quarterly reports and the Form 10-K filed with the United States Securities and Exchange Commission. **Perot Systems will provide a copy of the Form 10-K to investors free of charge. You may request a copy of the Form 10-K from Investor Services using the contact information on the following page. Our Form 10-K is also available on the Securities and Exchange Commission Web site at www.sec.gov. Our Form 10-K and other SEC filings are also available at www.perotsystems.com/investors/SECFilings.htm.** Other items on our Web site are not a part of these documents. This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify such forward-looking statements by terminology such as "may," "will," "should," "could," "forecasts," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue." In evaluating all forward-looking statements, you should specifically consider various factors that may cause actual results to vary materially from those contained in the forward-looking statements. Among many factors that could affect our business and cause actual results to differ materially are the following:

- We may bear the risk of cost overruns relating to software development and implementation services, and, as a result, cost overruns could adversely affect our profitability.
- Our largest customers account for a substantial portion of our revenue and profits, and the loss of any of these customers could result in decreased revenue and profits.
- Profitability of our contracts may be materially, adversely affected if we do not accurately estimate the costs of services and the timing of the completion of projects.
- If entities we acquire fail to perform in accordance with our expectations or if their liabilities exceed our expectations, our profits could be diminished and our financial results could be adversely affected.
- Development of our software products may cost more than we initially project, and we may encounter delays or fail to perform well in the market, which could decrease our profits.
- Our ability to perform on contracts on which we partner with third parties may be materially and adversely affected if these third parties fail to successfully or timely deliver their commitments.
- Our government contracts contain early termination and reimbursement provisions that may adversely affect our revenue and profits.
- We have a significant business presence in India, and risks associated with doing business there could decrease our revenue and profits.
- If we are unable to successfully integrate acquired entities, our profits may be less and our operations more costly or less efficient.
- Our contracts generally contain provisions that could allow customers to terminate the contracts and sometimes contain provisions that enable the customer to require changes in pricing, decreasing our revenue and profits and potentially damaging our business reputation.
- Some contracts contain fixed- and unit-price provisions or penalties that could result in decreased profits.
- Our operating results may be adversely affected by fluctuations in foreign currency exchange rates.
- Our international operations expose our assets to increased risks and could result in business loss or in more expensive or less efficient operations.
- If customers reduce spending that is currently above contractual minimums, our revenue and profits could diminish.
- If we fail to compete successfully in the highly competitive markets in which we operate, our business, financial condition, and results of operations will be materially and adversely affected.
- Increasingly complex regulatory environments may increase our costs.
- If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected.
- Our financial results are materially affected by a number of economic and business factors.
- Our quarterly financial results may vary.
- The use of derivative financial instruments exposes us to credit and market risk.
- Changes in technology could adversely affect our competitiveness, revenue, and profit.

- We could lose rights to our company name, which may adversely affect our ability to market our services.
- Failure to recruit, train, and retain technically skilled personnel could increase costs or limit growth.
- Alleged or actual infringement of intellectual property rights could result in substantial additional costs.
- Provisions of our certificate of incorporation, bylaws, stockholders' rights plan, and Delaware law could deter takeover attempts.

Please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission, for additional information regarding risk factors. We disclaim any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments, or otherwise.

Certifications
During 2007, we submitted an unqualified Annual CEO Certification to the New York Stock Exchange, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. We also filed with the Securities and Exchange Commission the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Dividends and Market Price
On February 22, 2008, there were approximately 2,411 record holders of our Class A common stock. Perot Systems has never paid dividends on its common stock and has no current plans to pay dividends in the future.

Our Class A Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "PER." The table below shows the range of reported per share sales prices for each quarterly period within the two most recent fiscal years.

	2007		2006	
	High	Low	High	Low
1st Quarter	$18.21	$15.64	$15.69	$14.04
2nd Quarter	18.70	16.13	15.90	13.64
3rd Quarter	17.37	14.53	14.90	12.99
4th Quarter	17.65	12.58	17.07	13.42

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Annual Meeting
The 2008 annual meeting of shareholders is expected to be held on May 9, 2008. Notice of the annual meeting, along with the form of proxy and proxy statement, will be sent to shareholders before the meeting.

Executive Officers
ROSS PEROT, JR. *Chairman of the Board*
PETER ALTABEF *President & Chief Executive Officer*
DARCY ANDERSON *Vice President & Chief People Officer*
RUSSELL FREEMAN *Vice President & Chief Operating Officer*
JOHN E. HARPER *Vice President & Chief Financial Officer*
JEFF RENZI *Vice President, Sales & Marketing*
DEL WILLIAMS *Vice President, General Counsel & Secretary*

Corporate Office
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 888 31 PEROT
+1 972 577 0000
www.perotsystems.com

Stock Transfer Agent
Mellon Investor Services
480 Washington Blvd.
Jersey City, NJ 07310
+1 201 680 4000
www.melloninvestor.com

Investor Services
John Lyon
Vice President & Investor Relations Director
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 877 737 6973
+1 972 577 0000
www.perotsystems.com/investors

perotsystems®

2300 WEST PLANO PARKWAY PLANO, TX 75075 +1 888 31 PEROT +1 972 577 0000 WWW.PEROTSYSTEMS.COM

END